OMB Approval
OMB Number: 3235-0288

SECURITIES AND EXCHANGE COMMISSION

FORM ~~20-F~~ AR/S

ANNUAL REPORT PURSUANT TO SECTIONS 13 OR 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

Commission file number 2-41957







ISRAEL BANK OF AGRICULTURE LTD.
(Exact name of registrant as specified in its charter)

83 Hashmonaim Street, Tel Aviv, Israel
(Address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

NONE

Securities registered pursuant to Section 12(g) of the Act:

NONE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

7.5% Cumulative Redeemable Preference "C" shares linked to the U.S. Dollar.
Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary shares of NIS 0.0001	135,050,000
8% Cumulative and Participating Preference "A" Shares of NIS 0.001	195,768,412
7.5% Cumulative Redeemable Preference "C" Shares of NIS 0.042 linked to the U.S. Dollar	250,000



Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ___X___ No ________

Indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17 X Item 18 ____

TABLE OF CONTENTS

FORM 20-F

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3. KEY INFORMATION:

A. SELECTED FINANCIAL DATA

Financial data which highlight certain significant trends in the registrant's financial condition and results of operations, as presented on the adjusted basis (index December 1987) and from 2004 in reported amounts – see note 1c to the financial statements:

	December 31,				
	2004	**2003**	**2002**	**2001**	**2000**
Rate of Exchange - 1US$ = NIS	4.308	4.379	4.737	4.416	4.041
Consumer Price Index (points)	437.56	432.34	440.65	413.77	408.00
	Reported amounts	Adjusted amounts			
ASSETS					
Cash in hand and deposits with Banks	56,421	38,586	57,637	35,343	23,311
credit to the public	238,372	251,618	278,078	323,694	366,412
credit to the Government of Israel	22,122	29,839	30,159	25,459	31,407
Investment in affiliate	1,058	1,025	969	951	914
Bank premises and equipment	299	343	375	329	377
Other assets	2,192	2,118	1,629	1,505	1,305
Total assets	320,464	323,529	368,847	387,281	423,726

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

	December 31,				
	2004	2003	2002	2001	2000
	Reported amounts	Adjusted amounts			
Deposits from the public	880	1,022	1,077	1,834	1,519
Deposits from the Government of Israel	443,316	438,291	436,946	440,144	439,516
Other liabilities	7,568	7,930	7,442	7,963	27,265
Deferred deposits from the Government of Israel	991,919	895,672	799,118	743,838	681,868
Deferred capital notes					
Held by the public	-	-	39,435	39,387	37,231
Held by the Government	73,835	75,052	79,602	78,792	72,436
Non-participating preference shares	11	11	11	12	11
Shareholders' deficiency	(1,197,065)	(1,094,449)	(994,784)	(924,689)	(836,120)
Total liabilities and shareholders' equity	320,464	323,529	368,847	387,281	423,726
LOSS FROM FINANCING ACTIVITIES					
Loss from financing activities before allowance for doubtful debts:					
Interest expense	(122,568)	(118,202)	(82,106)	(96,012)	(86,141)
Interest income	28,508	31,143	20,238	23,051	25,074
	(94,060)	(87,059)	(61,868)	(72,961)	(61,067)
Increase in allowance for doubtful debts	-	(3,500)	-	(6,269)	-
Loss from financing activities after allowance for doubtful debts	(94,060)	(90,559)	(61,868)	(79,230)	(61,067)
Net loss for the year	(102,616)	(99,665)	(70,095)	(88,569)	(70,516)
Net loss per ordinary share					
Loss per NIS 1 nominal value of share capital	(490.30)	(476.20)	(334.90)	(423.20)	(337.00)

Share Capital

Share capital of the Bank (in nominal values)

	Authorized	December 31, 2004	December 31, 2003
		Issued and Outstanding	
	NIS		
Ordinary Shares of NIS 0.0001	37,970	13,505	13,505
8% Cumulative and Participating Preferred "A" Shares of NIS 0.001	201,530	195,768	195,768
7.5% Cumulative and Redeemable Preferred "C" Shares of of NIS 0.042, linked to the U.S. dollar (see d. below)	10,500	10,500	10,500
	250,000	**219,773**	**219,773**

B. **CAPITALIZATION AND INDEBTEDNESS** - Not applicable

C. **REASONS FOR THE OFFER AND USE OF PROCEEDS** - Not applicable

D. **RISK FACTORS**

Since the Bank is not involved in granting credit, but rather in collecting debts from the agricultural sector in respect to the loans extended in the past, it does not have any risk in respect to new credit. The existing debts are collected according to the arrangements reached among the various banks and the agricultural sector. There are concerns with respect to the credit, that the recession state of the economy will also effect the agricultural sector and the possibility of its meeting the payments in accordance with the aforesaid arrangements. For more with respect to the Bank's activities, see also Item 11.

ITEM 4. INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

The Bank was incorporated on April 24, 1951. The Bank was organized and is owned by the Government of Israel, which supplied the original capital, to serve as an instrument to encourage and assist agricultural development in the State of Israel.

In the mid-nineteen eighties, the agricultural sector started investing large amounts in industrial plants, in the expansion of existing plants and in better living conditions for its inhabitants.

For those purposes, loans were borrowed from banks, bearing real interest (interest in excess of the change in the Consumer Price Index), which sometimes exceeded 10% annually.

In addition, the Bank of Israel's monetary policy, since 1985, has kept flat the rate of exchange of foreign currencies, and the rise in the Consumer Price Index was halted to a slow pace, thus causing reduction in the selling prices collected by the agricultural sector, which made the inhabitants' repaying ability meager.

These conditions resulted in heavy losses and insolvency in the agricultural sector, affecting banks' loan collecting ability.

Over the years of its existence, the Bank has provided traditional banking services to its agricultural customers. However, due to the financial crisis prevailing in the agricultural sector in recent years, as described in the preceding paragraphs, it was decided to considerably curtail the activities of the Bank, the said decision having been taken on December 11, 1991.

On February 7, 2005 a letter from the Government Companies Authority was received by the Bank according to which the Government Companies Authority intends to bring to the Ministers Committee for Privatization a proposal about the privatization of the Bank by selling material assets and in the end of the process to liquidate the Bank. On May 9, 2005 the opinion of the Board of Directors regarding the proposal was submitted to the Government Companies Authority.

On March 31, 2005 the Governor of the Bank of Israel announced the cancellation of the license of the Bank as of April 1, 2005 and cancellation of its membership in the clearing - house 60 days after this date. On April 14, 2005 the Bank submitted a petition to the High Court of Justice in order to receive an order nisi and a temporary order against the Bank of Israel, the temporary governor, the License Committee and the Supervisor of Banks. On April 19, 2005, Her Honor, the Justice Hayut ruled that: "at this stage there is no place for a temporary order ". The hearing on the petition was on May 16, 2005 and to date of the preparing of the financial statements a decision has yet to have been received. In an answer to the Bank's request, an approval from the Governor was received on May 25, 2005 for continuation of the Bank's membership in the clearing - house until July 31, 2005 under the condition that the Bank will follow the directives of the Supervisor of Banks.

B. BUSINESS OVERVIEW

Background Information

Hebrew Terms:

"Kibbutz" - Cooperative agricultural settlement. Plural: "Kibbutzim"

"Moshav" - Village of family agricultural units. Plural: "Moshavim"

"Balloon" - Any amount from the debt of Kibbutz or a Company which they are unable to repay in accordance with their repayment ability.

"ILA" - Israel Land Administration.

Pursuant to an agreement between the Finance Ministry, the representatives of the Kibbutzim and the banks, the Government of Israel instituted an "Arrangement Administration" (the Administration) to solve the debt arrears of the Kibbutzim to the banks. The said Administration carried out a survey of the overall indebtedness of each Kibbutz to all the banks.

The Administration accordingly classified the amounts of loans owed by the Kibbutzim into three categories:

Category 1:
Amounts recoverable according to the assessment by the Administration of the repayment ability of each Kibbutz. These amounts are to be rescheduled into new long-term loans at market terms. The Government placed long term deposits with the banks at similar terms, to be used for the financing of the said new long-term loans to be extended by the banks to the Kibbutzim, upon restructure of the impaired loans.

Category 2:
Amounts to be borne by the Government. These amounts are paid by the Government directly to the banks, by the way of "grants" to the respective Kibbutzim, in partial settlement of the impaired loans.

Category 3:
The remainder - to be written off and borne by the banks. Allowances were recognized by the Bank in prior years for the amounts to be written off, and were carried as losses to income.

As stated in note 3E to the financial statements, the Law of Arrangements in the Family Agricultural Sector was enacted in 1992, for the purpose of solving the indebtedness of the Moshavim to the various banks.

On January 28, 1992, a Deposit Agreement was signed between the Bank and the Government of Israel. The Deposit Agreement is a component of the arrangements to secure the financing of the Bank's operations within the framework of the arrangements of the agricultural sector's indebtedness to banks. In accordance with this agreement, the Government agreed to convert NIS 180 million deposited with the Bank to three deferred deposits, deferred to December 31, 1999, as explained in Note 1A and 11 to the financial statements.

In accordance with the Deposit Agreement, the Bank agreed not to grant loans in excess of what it is obligated to grant in the framework of the arrangements with the agricultural sector, and in excess of what it is obligated to grant to its existing customers. If there will be additional obligations in the framework of further arrangements in the agricultural sector, these will be given only after authorization by the ministers in charge, in coordination with the Bank of Israel. The Bank will concentrate its major efforts in the collection of loans which were granted to the agricultural sector, and will not expand the scope of deposits from the public. Any renewal of existing deposits from the public will be done in coordination with the Bank of Israel.

On January 31, 1992, the Bank of Israel notified the Bank that further to the deposit agreement with the Government of Israel, the Bank of Israel will make available to the Bank special credit facilities, subject to the terms set below:
The Bank will not expand the scope of deposits raised from the public, and will not renew existing deposits until determined otherwise.

The special credit facilities which the Bank of Israel is to make available to the Bank will be used only for carrying out its obligations to depositors, and for financing current operating expenses (salaries, maintenance, etc.). The granting of new loans to customers of the Bank, in the framework of further arrangements in the agricultural sector, will be carried out only after authorization by the ministers in charge, and in coordination with the Bank of Israel, according to the guidelines set out above.

The Bank is a Government-owned company The arrangements described in Note 1A(2) to the financial statements, are specifically intended to enable the Bank to proceed with its business, namely - its operations for the collection of the loans. However, in the case of liquidation, the Bank will repay these special credit facilities only after repaying deposits from the public, from other banks, and any remaining liabilities to the public, the employees of the Bank, and Government deposits.

Should the Bank not carry out the above terms, all of these special credit facilities will then be immediately due and repayable.

The credit facilities and interest thereon will be linked to the Israeli Consumer Price Index. A guarantee of the complete and total repayment of funds granted or to be granted by the Bank of Israel from time to time, including monetary deposits of the Bank of Israel with the Bank, as they currently exist, or may exist in the future, the Bank signed a debenture, on January 10, 1992, collateralizing its loan portfolio by a primary floating charge.

Toward the end of 2000, the Bank did not have a debt balance toward the Bank of Israel. In a letter to the Bank dated December 6, 2000, the Bank of Israel gave notice that it is ceasing to extend current credit to the Bank.

In addition, the Bank of Israel gave notice that it will act at the earliest convenience to eliminate the floating charge on the Bank's credit portfolio and, indeed, the floating charge was eliminated in January 2001.

Since the Bank does not have any credit sources as it had in the past, in the event it may require short-term bridge loans, the Bank may be forced to defer payments to the Government for those same periods of time in accordance with the pace of its collections.

In the opinion of the Bank's management, the cash and cash equivalents balance as of December 31, 2004 and the current collection anticipated in 2005 from the payment arrangement with the moshavim and the kibbutzim will allow the Bank in 2005, subject to what is stated above, to pay the ongoing operating expenses (primarily salaries) and make interest payments to the Government.

Effective May 10, 1992 trading in the Bank's "A" and "C" preferred shares, and in its deferred capital notes, was discontinued on the Tel-Aviv Stock Exchange, and on January 31, 1993 the aforementioned securities were unlisted. The discontinuance of trading, and later the unlisting were decided upon due to the difficulties encountered in trading the securities and due to the Bank's deficit.

In prior years, the Bank reduced its manpower quota in accordance with its requirements. At the present time, the number of employees currently employed by the Bank is appropriate for its needs.

Nature of trading market

(a) The following securities of the Bank were traded in the United States, and to the best of our knowledge, according to the clarifications made, there is no trading in the Bank shares.
Since there is no trading in the above shares, the State of Israel is purchasing the shares from the vendors at 90% of their nominal value.

Trade was affected through a United States Nominee:

250,000 - 7.5% Cumulative Redeemable Preference "C" shares linked to the dollar (Nominee: Mellon Investor services LLC, New York).

(b) The 8% Cumulative and Participating Preference "A" shares and the 7.5% Cumulative Redeemable Preference "C" Shares were quoted on the Tel Aviv Stock Exchange.
On April 30, 1992, the Board of Directors of the Tel Aviv Stock Exchange resolved to cease trading of the securities of the Bank until such time when conditions permitted continuation of trading. The securities were de-listed on January 31, 1993. Before that date, four trading days took place, from January 25 to January 28, 1993. Appropriate notices were mailed to holders in Israel and abroad.

(c) Dividend to the shareholders of Preferred A and C shares:

Pursuant to the Companies Law, the prospectuses and the Banks' Memorandum and Articles of Incorporation, a dividend may only be distributed from earnings.

In spite of the losses which the Bank accumulated during recent years, a dividend was paid to the shareholders of Preferred A and C shares referred to above, subject to the approval of the Board of Directors, the Government Companies Authority, and based on legal opinions obtained in 1986 and 1987. The amount of the aforementioned dividend paid in 1998 amounted to NIS 7,367 thousand, where approximately NIS 2 thousand was at the expense of the Bank and the balance at the expense of the Government in the context of the exchange rate insurance, to which it was committed in the issuance prospectus for the Preferred C shares.

Over the years, the Government has become the principal shareholder (as of December 31, 2004: Preferred A shares - 99.52%, Preferred C shares - 93.08%) and, in any case, it is entitled to receive the greater part of the dividend. For several years, there is an arrangement pursuant to which the Government purchases Preferred C shares from those who are willing to sell them.

On July 27, 1999, the Board of Directors decided on the basis of a legal opinion it obtained to cease paying the dividend. A report on this development was communicated to the Accountant General and the Companies Authority.

The Bank did not record a liability with respect to the accumulative dividend, since its distribution is dependent on:

a. The existence of earnings (in other words, the distribution of a dividend will not be contrary to the Companies Law);

b. According to a decision of the Board of Directors.

The accumulative dividend which was not paid in respect to the years 1999 - 2004 amounted to NIS 48,559 thousand. In addition, there is a commitment on the part of the Treasury of the State of Israel to cover the linkage differences included in the above amount which amounted to NIS 48,460 thousand.

C. PROPERTY, PLANTS AND EQUIPMENT

The Bank's offices are owned by it, and are located at 83 Hashmonaim Street, a prominent business center in Tel-Aviv. These offices are too large for the Bank's present needs, and a portion of the building has been leased.

	Square Meters
Total space owned by the Bank	2,619
Occupied by the Bank (inc. 243 sq/m of public space)	1,157
Space for rent	1,462
	2,619

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Business Policy

In the reported period, the Bank continued to implement the prescribed policy (see notes 1A and 11 to the annual financial statements) whereby the Bank:

- Granted loans only for settlement of debts, within the framework of the Arrangement in the agricultural sector.
- Collected loans, intensively using means of enforcement at its disposal.

On April 20, 1993, the Bank received notice from the Bank of Israel, limiting its banking permit to the activities described above.

In view of the above described prescribed policy, whereby the Bank refrains from extending loans, except for those stemming from its obligations under the Arrangements, and from taking deposits from the public, the Bank of Israel has exempted the Bank from reporting the following:

- Rates of income and expense.
- Exposure to fluctuations in interest rates.
- Breakdown of assets and liabilities according to linkage basis.
- Assets and liabilities according to linkage bases and repayment periods.
- Fair value of financial instruments.
- Disclosure of the effect of the differences between the increase in the CPI according to which the financial statements are adjusted, and the increase in the CPI according to which the loans are adjusted (the CPI for the prior month).
- Exposure to market risks and how to manage them.

The Bank of Israel has also exempted the Bank from implementing the directive in respect of the setting off of those designated deposits, the repayment of which to depositors is dependent upon the extent of credit collected from the public.

Liquidity and Capital Resources

On January 31, 1992, the Bank of Israel notified the Bank that further to the Deposit Agreement with the Government of Israel, the Bank of Israel will make available to the Bank special credit facilities, subject to the terms set out below:

The Bank will not expand the scope of deposits raised from the public, and will not renew existing deposits until determined otherwise.

The special credit facilities which the Bank of Israel will make available to the Bank will be used only for carrying out its obligations to depositors, and for financing current operating expenses (salaries, maintenance, etc.). The granting of new loans to customers of the Bank in the framework of comprehensive arrangements in the agricultural sector, will be carried out only after authorization by the responsible ministers, and in coordination with the Bank Israel.

In case of dissolution, the Bank will repay these special credit facilities after repaying deposits from the public, from banks, and the other remaining liabilities to the public, the employees of the Bank, and Government deposits.

Should the Bank not carry out the above terms, all of these special credit facilities will then be immediately repayable.

The credit facilities and interest thereon will be linked to the Israeli Consumer Price Index. As a guarantee for the complete and total repayment of the credit granted and/or to be granted by the Bank of Israel from time to time, including monetary deposits of the Bank of Israel with the Bank, as they currently exist, or may exist in the future, the Bank signed a debenture, on January 10, 1992, collateralizing its credit portfolio by a senior in priority floating charge.

Toward the end of 2000, the Bank did not have a debt balance toward the Bank of Israel. In a letter to the Bank dated December 6, 2000, the Bank of Israel gave notice that it is ceasing to extend current credit to the Bank.

In addition, the Bank of Israel eliminated the floating charge on the Bank's credit portfolio.

Since the Bank does not have any credit sources as it had in the past, in the event it will require short-term bridge loans, the Bank may be forced to defer payments to the Government for those same periods of time and in accordance with the pace of its collections.

In the opinion of the Bank's management, the cash and cash equivalents balance as of December 31, 2004 and the current collection anticipated in 2005 from the payment arrangement with the moshavim and the kibbutzim will allow the Bank in 2005, subject to what is stated above, to pay the ongoing operating expenses (primarily salaries) and make interest payments to the Government.

Arrangements in the Agricultural Sector

Credit to the moshavim

On March 4, 1992, the Arrangements Law in the Family Agricultural Sector, 1992 was enacted. The ensuing obligating regulations were partly determined during 1994. In December 1997, the regulation for the realization of assets, which are not agricultural assets was completed, including land and which deals with the modus operandi for those who are recovering. Within the framework of the regulation, the agriculture assets, which are not realizable, were temporarily determined.
The regulations not yet amended refer to the distributions of the proceeds, realization of agricultural assets and collateral for the settlement of the debts. The proposal of the regulations to distribute the proceeds was considered by several sessions of the economic committee of the Knesset, and during the most recent session held on March 5, 2001, the members of the committee voted against the approval of the regulations according to the text submitted by the ministers.

In the absence of the above regulations, the settlement of debts in this segment can only be completed by a comprehensive creditor arrangement which is acceptable to the Moshav and all the creditors. Commencing with the end of the first half of 1997, "wraparound plans" which constitute the basis for a comprehensive arrangement were formulated. The sources for that arrangement are the members' debts and the sale of the moshav assets, mainly by extended appropriation of residential plots (in line with Resolution 737 of the Israel Land Administration) and from changes in the designation of land initiated by the moshav, according to Israel Land Administration (hereinafter "ILA") decisions.

These arrangements are supposed to make the need to sell agricultural assets superfluous, however at the beginning of 1999, the performance of Resolution 737 of the ILA was frozen, and since then the issue of the freeing of agricultural land has come up for discussion over the years in the committees and in other contexts.

On August 29, 2002, the Supreme Court ruled that decisions 717,727 and 737 of the ILA are void since they do not meet the reasonability criteria. However, this determination did not receive immediate force since the decisions concern numerous transactions for which the procedure in their respect and their economic and social implications are far-reaching. Therefore, the Board of the ILA should have formulated transitional provisions that would determine which of the transactions would be carried out. Only on October 2, 2003, the Minister of Finance signed the transitional provisions which were approved by the Board of the ILA on September 2, 2003.

Credit to the moshavim (Cont.)

This uncertainty, that has persisted since 1999, inhibits any progress in finalizing arrangements, even causes the collapse of arrangements agreed on in the past and the search for new resources, among them the linkage of the framework of agreements to individual level.

Settlements which comply with the transitional provisions conditions make efforts to meet the timetable allotted in the provisions and thereby promote the repayment of the debts. The last date for performance of transactions according to resolution 737 has been extended till August 8, 2005 and in Kav-imut and Kav Ha-Tefer (Border Area) and National "A" Preference area settlements till February 8, 2007.

On June 6, 2000, an inter-bank agreement was reached for the distribution of the proceeds, where until the date of the financial statements, several additional creditors joined and, thereby since the end of 2001, it is possible to promote the distribution of the proceeds that were accumulated at the administration of arrangements in the agricultural sector.

As of the date of these financial statements, there are approximately 50 moshavim in respect of which recovery judgments have not yet been granted, and 81 settlements that were agreed upon. In part of them, they are already in stages of being executed, and the proceeds are being channeled to the creditors or to the Moshav account with the Administration of arrangements in the agricultural sector, and there are moshavim that are not complying with the arrangement and it will be necessary to deal with alternative arrangements.

During the reported year, the Bank continued to implement the directives of the Supervisor of Banks dated October 16, 1994, regarding the non-recording of interest income (including linkage and exchange rate differentials) and on that portion of the moshavim debt that has not been arranged yet for which the allowance for doubtful debts is made on a collective basis.

Credit to the Kibbutzim

On August 15, 1991, the Bank signed the first agreement for the settlement of the kibbutzim debts.
On April 5, 1995, the Government decided to approve in principle a supplementary agreement to the kibbutzim based on the recommendations of the Suari Commission and, on March 20, 1996, a supplementary kibbutzim agreement was reached between the Government, the two kibbutz movements, Bank Hapoalim and Bank Leumi, with the remaining banks joining on May 6, 1996.

The supplementary agreement is intended to resolve the debts of the kibbutzim, their companies and two regional organizations which, following the full implementation of the first agreement, there is still a debt which they are unable to repay according to their annual repayment power, ("the Balloon"), as well as kibbutzim regarding which the ratio of their annual repayment power to their debt exceeds 10 and they do not have an abundant amount of property. The latter will join the Balloon kibbutzim to receive incentives. An incentive is a conditional debt annulment and will be extended upon the kibbutz having fulfilled the repayment of the arrangement debts over a period of a number of years.

The origins of the supplementary agreement (including debts written off) as referred to above, are as follows:

- From the contribution made by the banks and the Government - Effected through the annulment of the debts by the banks and the Government's cash transfers at a ratio of 65% (banks) and 35% (Government) (except for the peripheral kibbutzim and "incentive" kibbutzim, regarding which the annulment of the debts by the banks will be at a rate of 75% and Government participation of 25%).

- From contributions by kibbutzim entering the arrangement - Effected through a waiver of rights to alternatively designated land which the ILA is interested in the land being returned to it. The Government will provide the banks with letters of commitment stating the amounts for the repayment of the debts from the proceeds of the sale of the land. The share of each bank in the proceeds will be in proportion to their share in the total debt of the kibbutzim to the banks.

Arrangements in the Agricultural Sector

Credit to the moshavim (Cont.)

The parties agreed that if a transaction is carried out with respect to kibbutz real estate, and a first priority mortgage has been imposed over the land in the bank's favor, or that it has in respect thereto any lawful other fixed lien, of a nature and quality identical or similar to the aforementioned mortgage, there will be an increase of 20% of the bank's share in the amounts of the Government letters of liability and/or the amounts of the financial bank guarantees and the share of the other banks in the aforementioned amounts will be reduced accordingly pari pasu.

In the context of the supplementary agreement, 61 kibbutzim entered and, in addition, an arrangement was also implemented in the central organizations. In respect to the real estate kibbutzim, a survey was conducted pursuant to which the land for the ILA was earmarked. The survey was concluded, however, the alternative value of the land cannot be estimated. Therefore, a financial alternative was proposed, following which, on April 11, 1999, a supplementary agreement (amended) was reached between the Accountant General and the banks, including the Bank, which became effective pursuant to the notice of the director of the Kibbutz Arrangement Board on May 25, 1999.
This alternative relies on the separation, both time-wise and financially - between the arrangement regarding the "Balloon" and the realization of land - the financial arrangement regarding the "Balloon" will be executed immediately with the entrance of the kibbutz to the arrangement (65% by debt annulment by the banks and 35% from Government sources). The treatment of the restored land will be carried out after the financial arrangement is executed, while distributing the yields from the change in the designation between the Government and the banks, in proportion to the debt annulment.

At the stage when the kibbutz enters the arrangement, the Government and the ILA will furnish the banks with an unlimited letter of commitment which does not specify an amount, pursuant to which the ILA confirms its agreement that the land will be returned to it and undertakes to only market the land following a change in the designation against the receipt of a cash consideration. The banks will be entitled to record a caveat at the Land Registry Office with respect to the aforementioned letter of commitment.

Lately, the entrance of a Kibbutz to an arrangement is executed by individual arrangement, which is based on the principal of the supplementary agreement (amended) and adjusted to each kibbutz with considering its economic position at the time of the entrance, the financing sources it has or will have while the part of the debt which exceeds the repayment power at the time of the arrangement is recorded as a "Deferred debt" without a maturity date and will be paid off from future property transactions, if any.

As of the signing of the amendment to the supplementary agreement and until December 31, 2004, a further 41 kibbutzim have entered into the arrangement, among them are peripheral kibbutzim and "incentive" Kibbutzim and 37 kibbutzim which have been classified as real estate, and there remain 4 kibbutzim which have not yet joined.

The "write-off" in the Bank's books with respect to the "Balloon" for the real estate kibbutzim amounts to approximately NIS 141 million and, in exchange for the write off of the "Balloon" by all of the banks, the kibbutzim returned approximately 11,699 sq. meters of land to the ILA and committed to comply with the conditions of the supplementary agreement should a neighborhood be established on the kibbutz's section of land. In addition, approximately, 2,537 dunams were expropriated for the purpose of the cross-Israel highway, where the indemnification will be transferred to the banks and the Government in accordance with the principles of the agreement.

Loss recognition of doubtful debts

Allowance for losses on loans to the Moshavim were recognized in prior years, in accordance with management estimates, and in concurrence with directives issued to the banks by the "Bank's Supervisor", a department of the Bank of Israel. The Bank's Supervisor has the overall information of the indebtedness to all the banks in Israel. Total allowance on Moshavim loans amounted on December 31, 2004 to about 90% of the total amounts owed by the Moshavim to the Bank.

Impaired loans to Kibbutzim are carried net of the aforesaid Government grants (see Category 2 above). The reported net amounts represent the expected recoverable amounts. As explained above, these amounts are to be settled by new long term loans, to be undertaken by the Kibbutzim (linked to the Consumer Price Index, and bearing interest, presently about 4%-5% p.a.). Thus, as of December 31, 2004, the total amount of loans outstanding to Kibbutzim, net of specific allowances and of Government "grants", received to that date amounted to NIS 84 million.
Deposits to finance the said restructuring of long-term loans are financed by the Government of Israel.

In view of the aforesaid, loss recognition on the impaired loans is compatible with both Israel and U.S. GAAP in terms of "Constant Shekels" (Shekel amounts adjusted to changes in general price level) and from 2004 in reported amounts (See note 1c to the financial statements).

Income recognition on loans

Income on non-impaired loans, or restructured loans, is recognized as accrued according to the contractual respective terms.

In accordance with the directives of the Supervisor of Banks dated October 16, 1994, the Bank may not recognize revenues from linkage differences and interest with respect to the debts of Moshavim which have not yet settled their debts. Further, in accordance with Israeli GAAP, the comparative data in the financial statements are presented in terms of adjustment to the Consumer Price Index as of balance sheet date (a technical linkage of the comparative data was made according to the annual increase in the Index) and from 2004 the adjustment ceased (See Note 1c to the financial statements).

Subsequent to the aforementioned, there is an erosion in the above mentioned debts for the Moshavim which have not yet entered into an arrangement at the rate of the increase in the annual Index in prior years. The loss resulting from this erosion is included in the loss from financing activities in the statement of operations in prior years.

Results of Operations

Major factors affecting results of operations in 2004 were:

- The non-recognition of interest income (including linkage) on portion of Moshavim debt, as explained above.
- The high interest rate of the deferred deposits.
- The high interest rate of the deferred capital notes.

The Bank's loss from financing activities, before allowances for doubtful debts, was nominal NIS 94.1 million in 2004 as compared to nominal NIS 67.9 million in 2003. Loss from financing activities, after allowance for doubtful debts, was nominal NIS 94.1 million, compared to nominal NIS 71.4 million in 2003.

The general allowance and the additional allowance together represent 25.41% of the borrowers' debt, under the Bank's responsibility, as of December 31, 2004.

In addition to the above allowances, the Supervisor of Banks instructed that a special allowance is to be recorded not later than December 31, 2001 in a cumulative amount which will not be less than the aggregate of the following:

1. 0.5% of the balance of the risk assets as of June 30, 2001.
2. 1% of the balance of the specially supervised debts as of June 30, 2001.
3. 2.5% of the balance for the problematic debts, net of the balance for the specially supervised debts as of June 30, 2001.

The special allowance amounted to NIS 6 million and will be maintained in its nominal amount, subject to the aforesaid.

Operating and other income totaled nominal NIS 0.6 million in 2004, as compared to nominal NIS 0.7 million in 2003.
Operating and net loss in 2004 were NIS 102.6 million in reported amounts, as compared to NIS 99.7 million in adjusted amounts in 2003, (includes NIS 19.1 million of erosions and adjustments). Net loss per NIS 1 par value Ordinary and Preference "A" share was NIS 490.3 in 2004 (NIS 476.2 in 2003).

Shareholders' Equity

The shareholders' deficiency increased from NIS 1,094.4 million in adjusted amounts at the end of 2003, to a deficiency of NIS 1,197.1 million at the end of 2004 in reported amounts.
On December 31, 1991, Government deposits in the amount of NIS 180 million were converted (December 31, 2004 - NIS 991.9 million) to deferred deposits, while the maturity date for a portion thereof was determined for January 1, 2000.

The maturity date for the deposits has been postponed several times pursuant to an approval received from the Accountant General. Pursuant to an additional extension which was approved by the Accountant General on June 26, 2005, their maturity date was deferred until July 31, 2005, among other purposes, to allow the Bank and the Government, during the period until the maturity date, to formulate a detailed plan with respect to the manner for the continued operations of the Bank.

The capital notes are deferred in relation to both secured liabilities and other liabilities of the Bank, whose terms guarantee that they have preference over the capital notes.
Pursuant to the letter from the Treasury dated February 12, 2003, commencing in 2004, the Bank will file a request on a quarterly basis to extend the time for the payment of the deferred capital notes held by the Government.
On June 26, 2005 the Accountant General approved the extension of the maturity date to July 31, 2005.

The ratio of capital to credit risk components, computed according to the provisions of the Supervisor of Banks, is negative and, at the end of December 2004, amounted to (108.44%).

Principal Balance Sheet Items

The assets and liabilities of the Bank at the end of 2004 and 2003 were as follows (in thousands of NIS):

	Year ended December 31,	
	2004 Reported amounts	2003 Adjusted amounts
Total Balance Sheet	320,464	323,529
Credit to the Public	238,372	251,618
Credit loans to the Government of Israel	22,122	29,839
Cash and Bank Deposits	56,421	38,586
Deposits from the Public	880	1,022
Deposits from the Government	443,316	438,291
Capital Notes and Deferred Deposits	1,065,754	970,724
Shareholders' Equity (deficit)	(1,197,065)	(1,094,449)

(*) Includes credit for which the Government is responsible in an amount of 130.4 million NIS as the deposits to cover it are included partly in the deposits from the Government and partly in deferred deposits.

Investee Companies

The Bank's affiliated company - The Palestine Agricultural Settlement Association Ltd. (50% owned by the Bank, 49.9% of voting rights) was involved, in the past, in financing activities, but in recent years has been only collecting debts.

The Board of Directors of the affiliated company decided to close the company and to terminate its activity. A committee has been established to examine all the relevant aspects of this decision.

Critical Accounting policies

Critical Accounting Policies refers to the allowance for doubtful debts
The Bank bases its judgment on the above allowance on its experience and various assumptions that it believes to be reasonable under the circumstances. Material changes in the arrangements if any, are likely to obligate additional allowances. Please refer to Note 1I to the Bank's financial statements included in this Annual Report on Form 20-F for the year ended December 31, 2004 for more details.

Trend Information

Not Applicable

Off- Balance Sheet Arrangements

Please see Note 13 to the Bank's financial statements included in this Annual Report on Form 20-F for the year ended December 31, 2004 for more details.

Aggregate Contractual Obligations

Please see Item 4 and Item 5 in this Annual Report on Form 20-F for more details.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Board of Directors

In the course of 2004, 10 Board meetings were held, as well as 12 meetings of various Board Committees.

Board changes in 2004 and as of June 2005 were -
Directors whose term began:

Name	Beginning Date
Kulas Eliezer, Adv.	May 30, 2004
Zibin Nehama, Adv.	November 18, 2004
Medleg Gamal	May 30, 2004
Grinfeld Elisha, Adv.	February 18, 2004
Dadon-Israeli-Bar	February 3, 2004

Roster of Directors, their principal occupation and other directorships held by them:

Name	Principal Occupation	Other Directorship
Kulas Eliezer, Adv.	Attorney	--
Helmaliah Dorit	General manager of business development center in Kiryat Shmone and Ezba Hagalil	--
Grinfeld Elisha, Adv.	Attorney	The company for the Reconstruction & Development of the Jewish Quarter.
Dadon-Israeli -Bar	Education Program Manager in Microsoft	Internet Zahav
Lamdani Ariel	Economist, Ministry of Agriculture	--
Fredkin Israel	Self employed - agriculturist	Tagmulim in the Moshavim Ltd.
Medleg Gamal	Economist, Ministry of Agriculture	--
Zibin Nehama, Adv.	Attorney	Omnitek, Meshulam Levinstein, TTI

Bank's Management

Name	Major Responsibility
Patalovsky Lea	General Manager
Sitton Moshe	Assistant General Manager, Manager of Credit, Collection and Current Accounts
Levi Noah, Adv.	Chief Legal adviser of the Bank
Cohen Yacov	CFO, Secretary of the Bank, Director of Human Resources and Personnel.
Gelem Avigdor	Manager of information system
Birenboim Zeev	Internal Auditor

Remuneration

Salaries, benefits and provisions of the five highest paid executives among the Bank's officers (all amounts NIS in thousands).

Name	Salary	Provisions for Severance Pay, Provident Funds, Pensions, Continuing Education Programs, Sick Pay, Leave Pay, etc.	Total-Salary and Other Benefits	Other Payments
In 2004 - Reported amounts				
Patalovsky Lea	359	114	473	-
Sitton Moshe	314	93	407	1
Levi Noah	274	79	353	1
Gelem Avigdor	251	74	325	1
Cohen Yacov	229	73	302	1
Littman Amnon (*)	70	37	107	-

(*) Retired in April 1, 2004

Name	Salary	Provisions for Severance Pay, Provident Funds, Pensions, Continuing Education Programs, Sick Pay, Leave Pay, etc.	Total-Salary and Other Benefits	Other Payments
In 2003 - Adjusted amounts				
Patalovsky Lea	381	105	486	-
Sitton Moshe	328	96	424	1
Littman Amnon	315	84	399	1
Levi Noah	284	82	366	1
Cohen Yakov	243	65	308	1

Personnel

At the end of 2004, 27 persons were employed by the Bank (24.5 full-time positions), as compared with 28 persons (25.75 full-time positions) at the end of 2003.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A summary of the operating results with related parties:

	Year ended December 31	
	2004	2003
	(In thousands)	
	Reported amounts	Adjusted amounts
Participation in expenses by the affiliate	95	95

ITEM 8. FINANCIAL INFORMATION

Legal Proceedings

The Bank has not had any material pending legal proceedings, other than ordinary litigation, incidental to the business.

ITEM 9. THE OFFER AND LISTING

None.

ITEM 10. ADDITIONAL INFORMATION

Subsidiaries

	December 31,	
	2004	2003
	(NIS in thousands)	
	Reported amounts	Adjusted amounts
(a) **Investment in shares**		
Cost of shares	22,533	22,533
Post acquisition losses	(21,475)	(21,508)
Total investment	1,058	1,025

(b) **Details of subsidiaries**

	Affiliated Company	
Name of company:	The Palestine Agricultural Settlement Association Ltd.	
Company details:	Agricultural Financial Institution	
	2004	2003
Capital with rights for dividends - percentage of holding	50.0	50.0
Capital with voting rights - percentage of holding	49.9	49.9
Investments in shares-equity basis	1,058	1,025
Contribution to net profit (loss) on ordinary activities	33	56

(c) Affiliated Company - The Palestine Agricultural Settlement Association Ltd.

Balance Sheet	December 31,	
	2004	2003
	(NIS in thousands)	
	Reported amounts	Adjusted amounts
Assets		
Loans out of designated deposits by the State of Israel	5,044	6,518
Loans out of designated deposits by the Jewish Agency	1,346	3,991
Other loans	2,586	2,715
Cash and deposits with banks	2,319	2,198
Other assets	9	18
	11,304	15,440
Liabilities and Shareholders' Equity		
Designated deposits from the Government of Israel	5,148	6,692
Designated deposits from the Jewish Agency	3,905	6,574
Other liabilities	134	124
Shareholders' Equity	2,117	2,050
	11,304	15,440

The Bank's share in equity, 50% of NIS 2,117 thousand, namely in the amount of NIS 1,058 thousand, is shown in (a) above.

The Jewish Agency holds the other 50% in equity, but also holds a "casting share". This share entitles the Agency to a casting vote in any general meeting and in any meeting of the board of directors.

The Board of Directors of the affiliated company decided to close the company and to terminate its activity. A committee has been established to examine all the relevant aspects of this decision.

Uncertainties

See items 5 (Operating and financial review and prospects) and 11 (Quantitative and Quantitative disclosure about market risks) for various uncertainties which may affect the Bank's operations.

U.S. GAAP Reconciliation - General

See item 5 for background and various clarifications referring to matters that may appear to indicate variations between Israeli and U.S. GAAP. It emerges from the clarifications and the information submitted that there are no material variations between U.S. GAAP, and the GAAP applied in the financial statements.
No U.S. GAAP reconciliation is therefore required, except for certain disclosures and elaboration.

B. MATERIAL CONTRACTS

On January 28, 1992, a Deposit Agreement was signed between the Bank and the Government of Israel. In accordance with this agreement, the Government agreed to convert NIS 180 million (NIS of January 1992) deposited with the Bank into three deferred deposits, deferred to December 31, 1999, as explained in Note 11.

Paragraph 4(3) to the agreement stipulates that:
"The principal of the deposits including the accrued interest and linkage differentials thereon are repayable as follows:

(1) All the amount that were scheduled to be repaid according to the original clearing schedule by December 31, 1999 are repayable on January 1, 2000; however, if it will become clear that the repayment of all such amounts on January 1, 2000 may results in the dissolution of the Bank, the Bank may request the Government of Israel to consider an agreement for changes in the repayment schedule. The Government will deliberate the request while applying pertinent considerations and subject to its policy at that time.

(2) All the amounts that according to the original clearing schedule were to be repaid after December 31, 1999 will be repaid at the original date that was determined for their repayment."

Due to the crisis in the agriculture sector and the restriction imposed on the Bank regarding its ability to exercise the pledged assets by virtue of the "Gal Law" and the "Kibbutz Arrangements", the Bank was unable to repay the deferred deposits as scheduled.

The maturity date for the deposits has been postponed several times pursuant to an approval received from the Accountant General. Pursuant to an additional extension which was approved by the Accountant General on June 26, 2005, their maturity date was deferred until July 31, 2005, among other purposes, to allow the Bank and the Government, during the period until the maturity date, to formulate a detailed plan with respect to the manner for the continued operations of the Bank.

In accordance with the Deposit Agreement, the Bank agreed not to extend credit in excess of what it is obligated pursuant to the framework of the arrangements for the agricultural sector, and in excess of what it is obligated to grant to its existing customers. If there will be additional obligations in the framework of comprehensive arrangements in the agricultural sector, these will be only upon after authorization of the accountable ministers, in coordination with the Bank of Israel. The Bank will concentrate its major efforts in the collection of loans which were granted to the agricultural sector, and will not expand the scope of deposits from the public. Existing deposits from the public will be renewed in coordination with the Bank of Israel.

There is an agreement between the State of Israel and the Bank that until the termination of the arrangements between the Bank and the Bank of Israel and the State of Israel, the Government of Israel deposits which were granted to the Bank in the first agreement for the settlement of the Kibbutzim debts will be deferred.

The capital notes are deferred in relation to both secured liabilities and other liabilities of the Bank, whose terms guarantee that they have preference over the capital notes.

Pursuant to the letter from the Treasury dated February 12, 2003, commencing in 2004, the Bank will file a request on a quarterly basis to extend the time for the payment of the deferred capital notes held by the Government. On June 26, 2005 the Accountant General approved the extension of the maturity date to July 31, 2005.

The 7.5% Cumulative Redeemable Preference "C" shares of the Bank were traded in the United States, and to the best of our knowledge, according to the clarifications made, there is no trading in the Bank shares.
Since there is no trading in the above shares, the State of Israel is purchasing the shares from the vendors at 90% of their nominal value.

On March 31, 2005 the Governor of the Bank of Israel announced the cancellation of the license of the Bank as of April 1, 2005 and cancellation of its membership in the clearing - house 60 days after this date. On April 14, 2005 the Bank submitted a petition to the High Court of Justice in order to receive an order nisi and a temporary order against the Bank of Israel, the temporary governor, the License Committee and the Supervisor of Banks.

On April 19, 2005, Her Honor the Justice Hayut, ruled that: "at this stage there is no place for a temporary order ".

The hearing on the petition was on May 16, 2005 and to date of the preparing of the financial statements a decision has yet to have been received.

In an answer to the Bank's request, an approval from the Governor was received on May 25, 2005 for continuation of the Bank's membership in the clearing - house until July 31, 2005 under the condition that the Bank will follow the directives of the Supervisor of Banks.

C. EXCHANGE CONTROL

No exchange control regulations exist prohibiting foreign currency payments to overseas investors of interest or principal on investments in the Bank's securities, provided that the investment (a) is transferred through an authorized dealer who confirm that the investment complies with the regulations, and (b) transfers of payments are made according to general permits issued by the Ministry of Finance.

D. TAXATION

Tax Reform in Israel

On January 1, 2003 a comprehensive tax reform took effect in Israel. Pursuant to the reform, resident companies are subject to Israeli tax on income accrued or derived in Israel or abroad. In addition, the concept of "controlled foreign corporation" was introduced according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiary's primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains). The tax reform also substantially changed the system of taxation of capital gains.

General Corporate Tax Structure

Israeli companies are generally subject to corporate tax at the rate of 36% of their taxable income.

Capital Gains and Income Taxes Applicable to Non-Israeli Shareholders.

Israeli law generally imposes a capital gains tax on the sale of securities and any other capital asset. The basic capital gains tax rate applicable to corporations effective until December 31, 2002 had been 36% and the maximum tax rate for individuals had been 50%. Effective January 1, 2003, the capital gains tax rate imposed upon sale of capital assets acquired after that date has been reduced to 25%; capital gains accrued from assets acquired before that date are subject to a blended tax rate based on the relative periods of time before and after that date that the asset was held.

In addition, if the ordinary shares are traded on the Tel Aviv Stock Exchange (or listed on a stock exchange recognized by the Israeli Ministry of Finance), gains on the sale of ordinary shares held by non-Israeli tax resident investors will generally be exempt from Israeli capital gains tax. Notwithstanding the foregoing, dealers in securities in Israel are taxed at regular tax rates applicable to business income.
The U.S.-Israeli Tax Treaty exempts U.S. residents who hold an interest of less than 10% in an Israeli company, and who held an interest of less than 10% during the 12 months prior to a sale of their shares, from Israeli capital gains tax in connection with such sale. Certain other tax treaties to which Israel is a party also grant exemptions from Israeli capital gains taxes.

Under the United States – Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a Treaty United States Resident will be 25%.

E. DIVIDEND AND PAYING AGENTS

On July 27, 1999, the Board of Directors decided, based on a legal opinion which it obtained, to terminate the payment of a dividend in respect to "A" and "C" shares. A report regarding this decision was communicated to the Accountant General and the Company's Authority.

The Bank did not record a liability with respect to the cumulative dividend since its distribution is contingent upon:

1. The existence of income (in other words, the distribution will not be in contravention of the Company's Law).
2. As per a decision of the Board of Directors.

The cumulative dividend which was not paid with respect to the years 1999 - 2004 amounts to NIS 48,559 thousand. In addition, the Treasury of the State of Israel has a liability to cover the linkage differences included in the aforementioned amount which amounts to NIS 48,460 thousand. In prior years, a dividend was paid as noted in Note 12 to the financial statements.

F. STATEMENT BY EXPERTS

None.

G. DOCUMENTS ON DISPLAY

We are subject to the reporting requirements of the United States Securities Exchange Act of 1934, as amended, as applicable to "foreign private issuers" as defined in Rule 3b-4 under the Exchange Act, and in accordance therewith, we file annual reports.

As a foreign private issuer, we are exempt from certain provisions of the Exchange Act. Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, transactions in our equity securities by our officers and directors are exempt from reporting and the "short-swing" profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we distribute annually to our shareholders an annual report, containing financial statements that have been examined and reported on, with an opinion expressed by, an independent public accounting firm.

This annual report and the exhibits thereto and any other document we file pursuant to the Exchange Act may be inspected without charge and copied at prescribed rates at the following Securities and Exchange Commission public reference rooms. 450 Fifth Street, N. W., Washington, D.C. 20549;. You may obtain information on the operation of the Securities and Exchange Commission's public reference room in Washington, D. C. by calling the Securities and Exchange Commission at 1-800-SEC-0330.

The SEC maintains an Internet website at http://www.sec.gov that contains reports, information statements and other material that are filed through the SEC's Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system.

The documents concerning our Bank which are referred to in this annual report may also be inspected at our offices located at 83 Hashmonaim St. Tel Aviv, Israel.

H. SUBSIDIARY INFORMATION

None.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISKS

The Bank is exposed to a variety of risks including changes in foreign currency exchange rates.

The Bank does not use derivative instruments.

The Bank created specific allowances for doubtful debts, which, in the opinion of management, reflect potential losses on the credit portfolio, in accordance with existing arrangements. Material changes in the arrangements if any, are likely to obligate additional allowances. The criteria for such allowances are as follows:

(1) In the credit portfolio for kibbutzim and their related organizations in consideration of the kibbutzim Arrangement, as signed (see Note 3F.) and the guidelines of the Supervisor of Banks.

(2) In the credit portfolio for moshavim and their related organizations - of the "Law for Arrangements in the Family Agricultural Sector 1992" and the guidelines of the Supervisor of Banks, is taken into consideration, as mentioned in Note 3E.

(3) In the credit portfolio of other customers, with reference to the financial information available to the Bank, in respect of the financial status of the receivable.

In addition to the above mentioned specific allowances, a general allowance for doubtful debts was recorded in the past at a rate of 1% of the receivables balance as of December 31, 1991. Beginning in 1992, the Supervisor of Banks directives determine that an additional allowance for doubtful debts is to be recorded (in excess of the general allowances) and in addition to the former general allowance is to be maintained as accrued pursuant to prior directives at an amount which is not greater than 1% of the total customer debts as of December 31, 1991, adjusted for inflation.

The portion of the allowance in excess of 1% may be charged on account of the additional allowance. As of December 31, 2004, the general and additional allowances represent 25.41% of total credit for which the Bank is responsible.

In addition to the above allowances, the Supervisor of Banks instructed that a special allowance is to be recorded not later than December 31, 2001 in a cumulative amount which will not be less than the aggregate of the following:

1. 0.5% of the balance of the risk assets as of June 30, 2001.

2. 1% of the balance of the specially supervised debts as of June 30, 2001.

3. 2.5% of the balance for the problematic debts, net of the balance for the specially supervised debts as of June 30, 2001.

As aforementioned, the Bank recorded a special allowance in the amount of NIS 6,000 thousands.
The special allowance will be maintained in its nominal amount, subject to the aforesaid.

Foreign currency exchange risk

The Bank has both assets and liabilities in U.S. dollars. The maturity of the primary item is up to 1 year.

A -10% movement in the level of the exchange rate of the Israeli shekel against the U.S. dollar, with all other variables held constant, would not affect the fair value of the assets. Liabilities would be effected by about adjusted NIS 7.4 million.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

(a) The following securities of the Bank were traded in the United States, and to the best of our knowledge, according to the clarifications made, there is no trading in the Bank shares.
Since there is no trading in the above shares, the State of Israel is purchasing the shares from the vendors at 90% of their nominal value.

Trade was affected through a United State Nominee:

250,000 - 7.5% Cumulative Redeemable Preference "C" shares linked to the dollar (Nominee: Mellon Investor Services LLC Manhattan Shareholders Service, New York).

(b) The capital notes are deferred in relation to both secured liabilities and other liabilities of the Bank, whose terms guarantee that they have preference over the capital notes.
Pursuant to the letter from the Treasury dated February 12, 2003, commencing in 2004, the Bank will file a request on a quarterly basis to extend the time for the payment of the deferred capital notes held by the Government. On June 26, 2005 the Accountant General approved the extension of the maturity date to July 31, 2005.

(c) The 8% Cumulative and Participating Preference "A" shares and the 7.5% Cumulative Redeemable Preference "C" Shares were quoted on the Tel Aviv Stock Exchange.
On April 30, 1992, the Board of directors of the Tel Aviv Stock Exchange resolved to cease trading of the securities of the Bank until such time when conditions permitted continuation of trading. The securities were de-listed on January 31, 1993. Before that date, four trading days took place, from January 25 to January 28, 1993.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None

ITEM 15. CONTROLS AND PROCEDURES

(A) *Disclosure controls and procedures.* The Bank's General Manager and Chief financial Officer have evaluated the effectiveness of its disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 20-F. Based upon such review, the General Manager and Chief financial Officer concluded that the Bank has in place appropriate controls and procedures designed to ensure that information required to be disclosed by the Bank in the reports it files or submits under the Securities Exchange Act of 1934, as amended, and rules hereunder, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

(B) *Internal controls.* Since the date of the evaluation described above, there have not been any changes in the Bank's internal control over financial reporting or in other factors that have materially affected, or are reasonably likely to materially affect, the Bank's internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

In a Board meeting on January 16, 2005, it was resolved that due to the limited activity of the Bank, focused on restructuring and collection of debts of the agricultural sector, the appropriate number of directors with financial expertise is one. Mr. G. Medleg, MBA, who in the last five years was employed as an economist in the Ministry of Agriculture and since 1999 serves as a member of the audit committee of the Institute of Wine in Israel and also as a management member of the Institute. Mr. G. Medleg is a civil servant (the Government of Israel is the main shareholder of the Bank)

ITEM 16B. CODE OF ETHICS

The Israel Securities Authority executed a draft directive regarding a Code of Ethics. The draft has been sent to the Finance Committee of the Knesset but has yet to be discussed. The Bank of Israel also intends to adopt the above draft directives which will take effect after being approved by the Knesset. The Bank is in a process of instituting a Code of Ethics.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

On February 25, 2003 the Board of Directors of the Bank approved audit fees to the independent auditors for the year ended December 31, 2003 in an amount not to exceed NIS 165,000 (plus VAT).
All the members of the Audit Committee are members of the Board of Directors.
On August 2, 2004, the Government Companies Authority approved the above amount for the year 2003.
On May 27, 2004, the Board of Directors of the Bank approved audit fees to the independent auditors for the year ended December 31, 2004 in an amount not to exceed NIS 165,000 (plus VAT).
After finishing all the audit work for the year 2004, a final approval will be given by the Government Companies Authority.
There were no other services provided.
The fees for professional services for the 2 years ended December 31, 2004 were as follows

	2004 NIS	2003 NIS
Audit fees	165,000	165,000

PART III

ITEM 17. FINANCIAL STATEMENTS

See pages F-1 to F-48 incorporated herein by reference

ITEM 18. EXHIBITS

12.1 Certification of the General Manager pursuant to Section 302, of the Sarbanes – Oxley Act of 2002.

12.2 Certification of the Chief Financial Officer pursuant to Section 302, of the Sarbanes – Oxley Act of 2002.

13.1 Certification of the General Manager and the Chief Financial Officer pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 to the Sarbanes – Oxley Act of 2002.

ITEM 19. SIGNATURES

Pursuant to the requirements of Section 12 of the Securities and Exchange Act of 1934, the Bank certifies that it meets all of the requirements for filing on From 20-F and has duly caused this annual report to be signed on its behalf by the undersign, thereunto duly authorized.

Israel Bank of Agriculture Ltd.



/s/ Lea Patalovsky

Lea Patalovsky
General Manager

Date: June 26, 2005

CERTIFICATION PURSUANT TO SECTION 302(a) OF THE SARBANES-OXLEY ACT OF 2002

I, Lea Patalovsky, certify that:

1. I have reviewed this annual report on Form 20-F of Israel Bank of Agriculture Ltd.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Bank as of, and for, the periods presented in this report;

4. The Bank's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Bank and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Bank, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Evaluated the effectiveness of the Bank's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   c. Disclosed in this report any change in the Bank's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Bank's internal control over financial reporting; and

5. The Bank's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Bank's auditors and the audit committee of Bank's board of directors (or persons performing the equivalent function):

   a. All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the Bank's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the Bank's internal control over financial reporting.

Date: June 26, 2005



/s/ Lea Patalovsky

Lea Patalovsky

General Manager

CERTIFICATION PURSUANT TO SECTION 302(a) OF THE SARBANES-OXLEY ACT OF 2002

I, Yakov Cohen, certify that:

1. I have reviewed this annual report on Form 20-F of Israel Bank of Agriculture Ltd.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Bank as of, and for, the periods presented in this report;

4. The Bank's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Bank and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Bank, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Evaluated the effectiveness of the Bank's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   c. Disclosed in this report any change in the Bank's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Bank's internal control over financial reporting; and

5. The Bank's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Bank's auditors and the audit committee of Bank's board of directors (or persons performing the equivalent function):

   a. All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the Bank's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the Bank's internal control over financial reporting.

Date: June 26, 2005



/s/ Yakov Cohen
Yakov Cohen
Chief Financial Officer

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Israel Bank of Agriculture Ltd. (the "Bank") on Form 20-F for the period ended December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), We, Lea Patalovsky, General Manager of the Bank, and Yakov Cohen, Chief Financial Officer of the Bank, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Bank.

June 26, 2005

Lea Patalovsky
General Manager

/s/ Lea Patalovsky



Yakov Cohen
Chief Financial Officer

/s/ Yakov Cohen



ISRAEL BANK OF AGRICULTURE LTD.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2004


SEC MAIL PROCESSING
RECEIVED
AUG 15 2005
WASH., D.C.
199
SECTION



ROSENBLUM - HOLTZMAN

Certified Public Accountants

ISRAEL BANK OF AGRICULTURE LTD.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2004

INDEX

Rosenblum-Holtzman
Certified Public Accountants

רוזנבלום-הולצמן
רואי חשבון

Shmuel Rosenblum
Uri Holtzman
Eli Birnboim
Gali Gana
Haya Dagan

רח' ארלוזורוב 111, תל אביב 62098, טל. 03-6092020, פקס. 03-6091113
111 Arlozorov St., Tel Aviv 62098, Israel, Tel. 972-3-6092020, Fax. 972-3-6091113
E-mail: rhcpa@rhcpa.co.il

שמואל רוזנבלום
אורי הולצמן
אלי בירנבוים
גלי גנה
חיה דגן

Report of Independent Auditors
To the Shareholders

of

ISRAEL BANK OF AGRICULTURE LTD.

We have audited the accompanying balance sheets of Israel Bank of Agriculture Ltd. ("the Bank") as of December 31, 2004 and 2003, and the related statements of operations, changes in equity (deficiency) and cash flows for the years then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of an affiliate the investment in which on the equity basis of accounting totaled NIS 1,058 thousand and NIS 1,025 thousand as of December 31, 2004 and 2003, respectively, and the Bank's share in the net income of which totaled NIS 33 thousand and NIS 56 thousand for the years then ended, respectively. These statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to data included for the affiliate, is based solely on the reports of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with generally accepted auditing standards in Israel, including those prescribed by the Israeli Auditors' Regulations (Mode of Performance), 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.We were not engaged to perform audits of the Bank's internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the cicrumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Bank as of December 31, 2004 and 2003 and, the results of its operations, and its cash flows for the years then ended, in conformity with generally accepted accounting principles in Israel which differ in certain respects from Accounting Principles Generally Accepted in the United States (See Note 20).

As explained in Note 1C, the financial statements for dates and reporting periods subsequent to December 31, 2003 are stated in reported amounts, in accordance with the accounting standards of the Israel Accounting Standards Board. The financial statements for dates and reporting priods that ended up to the aforementioned date are stated in values that were adjusted to that date according to the changes in the general purchasing power of the Israeli currency, in accordance with opinions of the Institute of Certified Public Accountants in Israel, except the items in the statements of operations in 2003 upto and including the item operating profit before tax which are stated in reported amounts (as detailed in Note 1C) in accordance with the instructions of the Supervisor of banks in Israel.

The accompanying financial statements have been prepared assuming that the Bank will continue to operate as a going concern. As discussed in Note 1A to the financial statements the Bank's operations, upon which restrictions were imposed by the Bank of Israel as stated in Note 1A(2)(b) are stipulated on the fact that the Government will defer the maturity date of its deferred deposits with the Bank as stated in Note 1A(2) and the maturity date of the principal of the capital notes held by the government as stated in Note 11, and on the basis that current cash collections of the Bank will enable it to pay operating expenses (mainly salaries) and interest to the Government as stated in Note 1A(2) (c). The Bank has a shareholder's deficiency amounting to NIS 1,197 million as of December 31, 2004 and the ratio of capital to credit risk components, calculated according to the provisions of the Supervisor of Banks is negative and amounts to (108.44%). Further, the maturity date of the Government deposits and the principal of the capital notes held by the Government was postponed to March 31, 2005. The Government intends, during the period until the maturity date of the Government deposits , to formulate a detailed plan with the Bank with respect to the manner of the Bank's continued operations. These factors raise substantial doubt with respect to Bank's ability to continue a going concern. The management's plans with respect to these issues are described in Note 1A(2). These financial statements do not include any adjustments to reflect that possible future effects on the recoverability and classification of assets and the amount and classification of liabilities that they may result from the outcome of this uncertainty (See Note 21 to the financial statements).

Rosenblum-Holtzman

Rosenblum-Holtzman
Certified Public Accountants (Isr.)

Tel Aviv, Israel
February 27 ,2005
Except for Note 21, as to which the date is June 26, 2005.

REPORT OF INDEPENDENT AUDITORS

TO THE SHAREHOLDERS OF

ISRAEL BANK OF AGRICULTURE LTD.

We have audited the accompanying balance sheet of Israel Bank of Agriculture Ltd. ("the Bank") as of December 31, 2002 , and the related statement of operations, changes in equity (deficiency) and cash flows for the year ended December 31, 2002. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of an affiliate the investment in which on the equity basis of accounting totaled NIS 988 thousand as of December 31, 2002, and the Bank's share in the net income of which totaled NIS 19 thousand, for the year ended December 31, 2002. These statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to data included for the affiliate, is based solely on the reports of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with generally accepted auditing standards in Israel, including those prescribed by the Israeli Auditors' Regulations (Mode of Performance), 1973. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Bank as of December 31, 2002, and the results of its operations, and its cash flows for the year ended December 31, 2002, in conformity with generally accepted accounting principles in Israel which differ in certain respects from Accounting Principles Generally Accepted in the United States (See Note 21).

As explained in Note 1C, the aforementioned financial statements have been prepared on the basis of historical cost adjusted to the reflect changes in the general purchasing power of Israeli currency, in accordance with Statements of the Institute of Certified Public Accountants in Israel.

The accompanying financial staements have been prepared assuming that the bank will continue to operate as a going concern. As discussed in Note 1A to the financial statements the Bank's operations, upon which restrictions were imposed by the Bank of Israel as stated in Note 1A(2)(b) are stipulated on the fact that the Government will defer the maturity date of its deferred deposits with the Bank as stated in Note 1A(2), and on_the basis that current cash collections of the Bank will enable it to pay operating expenses and interest (mainly to Government) and for the payment of the principal of capital notes held by the public as stated in Note 1A(2)(c). The Bank has a shareholder's deficiency amounting to NIS 1,014 million as of December 31, 2002 and the ratio of capital to credit risk components, calculated according to the provisions of the Supervisor of Banks is negative and amounts to (59.85%). Further, the maturity date of the Government deposits was postponed to April 1, 2003. The Government intends, during the period until the maturity date, to formulate a detailed plan with the Bank with respect to the manner of the Bank's continued operations. These factors raise substantial doubt with respect to Bank's ability to continue as a going concern. The management's plans with respect to these issues are described in Note 1A(2). These financial statements do not include any adjustments to reflect that possible future effects on the recovereability and classification of assets and the amount and classification of liabilities that they may result from the outcome of this uncertainty.



ROSENBLUM HOLTZMAN
Certified Public Accountants (Isr.)



KOST FORER & GABBAY
Certified Public Accountants (Isr.)

Haifa, Israel
March 2, 2003
Except for Note 22, as to which the date is June 24, 2003.

BALANCE SHEETS

In thousands of NIS

	Note	As of December 31 2004 Reported amounts (1)	2003 Adjusted amounts (2)
ASSETS			
Cash on hand and deposits with banks	2	56,421	38,586
Credit to the public	3	238,372	251,618
Credit to the Government of Israel	4	22,122	29,839
Investment in affiliate	5	1,058	1,025
Bank building and equipment	6	299	343
Other assets	7	2,192	2,118
TOTAL ASSETS		**320,464**	**323,529**

(1) Cessation of the adjustment for the effect of inflation based on December 2003 CPI.
(2) Amounts adjusted for the effect of inflation based on December 2003 CPI.





/s/ Mr. E. Kulas, Adv. — **Mr. E. Kulas, Adv.** **Chairman of the Board of Directors**

/s/ Ms. L. Patalovsky — **Ms. L. Patalovsky** **General Manager**

/s/ Mr. Y. Cohen — **Mr. Y. Cohen** **Chief Financial Officer**

Date of approval of the financial statements: February 27, 2005

The accompanying notes are an integral part of the financial statements

BALANCE SHEETS

In thousands of NIS

	Note	As of December 31 2004 Reported amounts (1)	As of December 31 2003 Adjusted amounts (2)
LIABILITIES AND SHAREHOLDERS' DEFICIENCY			
Deposits from the public	8	880	1,022
Government of Israel deposit	9	443,316	438,291
Other liabilities	10	7,568	7,930
		451,764	447,243
Deferred deposits from the Government of Israel	11	991,919	895,672
Deferred capital notes:			
Held by the Government	11	73,835	75,052
Total liabilities		1,517,518	1,417,967
Non-participating Preferred Shares		11	11
Shareholders' deficiency		(1,197,065)	(1,094,449)
Total liabilities and shareholders' equity		**320,464**	**323,529**

(1) Cessation of the adjustment for the effect of inflation based on December 2003 CPI.
(2) Amounts adjusted for the effect of inflation based on December 2003 CPI.

The accompanying notes are an integral part of the financial statements

STATEMENTS OF OPERATIONS

In thousands of NIS

	Note	2004	2003	2002
		For the year ended December 31		
		Reported amounts [1]		Adjusted amounts [2]
Loss from financing activities				
Loss from financing activities before allowance for doubtful debts (4)	15	(94,060)	(67,918)	(61,868)
Increase in allowance for doubtful debts	3c	-	(3,500)	-
Loss from financing activities after allowance for doubtful debts		(94,060)	(71,418)	(61,868)
Operating and other income				
Rental income		426	542	508
Other income	16	129	113	87
Total operating and other income		555	655	595
Operating and other expenses				
Salaries and related expenses	17	6,508	7,019	6,616
Depreciation on bank building and equipment		44	43	34
Building and equipment maintenance		1,152	1,117	667
Other expenses	18	1,440	1,629	1,524
Total operating and other expenses		(9,144)	(9,808)	(8,841)
Operating loss in reported amounts		(102,649)	(80,571)	(70,114)
Erosions and adjustments (3)		-	(19,150)	-
Operating loss		(102,649)	(2) (99,721)	(70,114)
Equity in profits of an affiliate		33	(2) 56	19
Net loss for the year		**(102,616)**	**(2) (99,665)**	**(70,095)**
Loss per share NIS 1 nominal value (in NIS) of Ordinary Share capital and Preferred "A" Share capital (Note 1(k)				
Operating loss for the year per Ordinary Share and Preferred "A" share		(490.30)	(2) (476.20)	(334.90)
Income from financing activities before allowance for doubtful debts, interest on Government deposits		7,861	21,598	3,253
Interest on Government deposits and deferred capital notes		(101,921)	(89,516)	(65,121)
(4) Loss from financing activities before expense before allowance for doubtful debts		**(94,060)**	**(67,918)**	**(61,868)**

(1) For the year 2004 - Cessation of the adjustment for the effect of inflation based on Dec 2003 CPI.
For the year 2003 - Cessation of the adjustment for the effect of inflation based on Dec 2002 CPI.
(2) Amounts adjusted for the effect of inflation based on December 2003 CPI.
(3) Erosions and adjustments for inflation effects according to the December 2003 CPI of income and expenses included in operating loss, in reported amounts.

The accompanying notes are an integral part of the financial statements

STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY

In thousands of NIS

	Outstanding share capital	Receipts on account of shares	Total outstanding share capital and capital reserves	Accumulated deficit	Total shareholders' deficiency
	Amounts adjusted for the effect of inflation based on December 2003 CPI				
Balance at January 1, 2002	864,568	308,479	1,173,047	(2,097,736)	(924,689)
Loss for the year	-	-	-	(70,095)	(70,095)
Balance at January 1, 2003	864,568	308,479	1,173,047	(2,167,831)	(994,784)
Loss for the year	-	-	-	(99,665)	(99,665)
	Reported amounts (*)				
Balance at January 1, 2004	**864,568**	**308,479**	**1,173,047**	**(2,267,496)**	**(1,094,449)**
Loss for the year	-	-	-	(102,616)	(102,616)
Balance at December 31, 2004	**864,568**	**308,479**	**1,173,047**	**(2,370,112)**	**(1,197,065)**

(*) Cessation of the adjusted for the effect of inflation based on December 2003 CPI.

The accompanying notes are an integral part of the financial statements

STATEMENTS OF CASH FLOWS

In thousands of NIS

	For the year ended December 31		
	2004	2003	2002
	Reported amounts [1]	Adjusted amounts [2]	
Cash flows from operating activities:			
Loss for the year	(102,616)	(99,665)	(70,095)
Adjustments to reconcile the cash flows used in operating activities:			
Equity in the profits of an affiliate	(33)	(56)	(19)
Depreciation on the bank's building and equipment	44	43	34
Net cash used in operating activities	(102,605)	(99,678)	(70,080)
Cash flows from investing activities			
Credit to the public	13,246	26,460	45,616
Credit to the Government of Israel	7,717	320	(4,701)
Purchase of equipment	-	(11)	(80)
Other assets	(74)	(489)	(123)
Net cash provided by investing activities	20,889	26,280	40,712
Cash flows from financing activities:			
Deposits from the public, net	(142)	(55)	(756)
Deposits from the Government, net	5,025	1,345	(3,199)
Other liabilities, net	(362)	488	(520)
Deferred Government deposits	96,247	96,554	55,280
Deferred capital notes, net	(1,217)	(43,985)	857
Net cash provided by financing activities	99,551	54,347	51,662
Increase (Decrease) in cash on hand and deposits with banks	17,835	(19,051)	22,294
Balance of cash on hand and deposits with banks at the beginning of the year	38,586	57,637	35,343
Balance of cash on hand and deposits with banks at the end of the year	**56,421**	**38,586**	**57,637**

(1) Cessation of the adjustment for the effect of inflation based on December 2003 CPI.
(2) Amounts adjusted for the effect of inflation based on December 2003 CPI.

The accompanying notes are an integral part of the financial statements

INDEX TO NOTES

Note 1 - The Bank, Its Main Activities and Significant Accounting Policies

A. General

1. The financial statements have been prepared in accordance with the directives of the Supervisor of Banks, regarding the preparation of annual financial statements by banking corporations and in accordance with accounting principles generally accepted in Israel ("Israel GAAP") and accounting principles of the Israel Accounting Standards Board. The accounting policies, according to which the financial statements were prepared, have been applied consistently except for the required changes from the transition in 2004 to nominal accounting reporting (See Note 1C). Israeli GAAP and accounting principles generally accepted in the United States ("U.S. GAAP") as applicable to the financial statements of the Bank, differ in certain respects (see note 20).

2. (a) On January 28, 1992, a Deposit Agreement was signed by the Bank and the Government of Israel. In accordance with this agreement, the Government agreed to convert NIS 180 million (NIS of January 1992) deposited with the Bank into three deferred deposits, deferred to December 31, 1999, as explained in Note 11.
Paragraph 4(3) to the agreement stipulates that:
"The principal of the deposits including the accrued interest and linkage differentials thereon are repayable as follows:

    1. All the amounts that were scheduled to be repaid according to the original clearing schedule by December 31, 1999 are repayable on January 1, 2000; however if it will become clear that the repayment of all such amounts on January 1, 2000 may result in the dissolution of the Bank, the Bank may request the Government of Israel to consider an agreement for changes in the repayment schedule. The Government will deliberate the request while applying pertinent considerations and subject to its policy at that time.

    2. All the amounts that according to the original clearing schedule were to be repaid after December 31, 1999 will be repaid at the original date that was determined for their repayment;"

    Due to the crisis in the agriculture sector and the restriction imposed on the Bank regarding its ability to exercise the pledged assets by virtue of the "Gal Law" and the "Kibbutz Arrangements", the Bank was unable to repay the deferred deposits as scheduled.

Note 1 - The Bank, Its Main Activities and Significant Accounting Policies (Cont.)

A. General (Cont.)

(a) (Cont.)

The maturity date for the deposits has been extended several times pursuant to approvals received from the Accountant General. Under the last extension, which was approved by the Accountant General on February 13, 2005, their maturity date was deferred until March 31, 2005. The approval was granted, among other purposes, to allow the Bank and the Government, during the period until the maturity date, to formulate a detailed plan with respect to the manner for the continued operations of the Bank.

(b) In accordance with the Deposit Agreement, the Bank agreed not to extend credit in excess of what it is obligated pursuant to the framework of the arrangements for the agricultural sector, and in excess of what it is obligated to grant to its existing customers. If there will be additional obligations in the framework of comprehensive arrangements in the agricultural sector, these will be only upon authorization of the accountable ministers, in coordination with the Bank of Israel. The Bank will concentrate its major efforts in the collection of loans, which were granted to the agricultural sector, and will not expand the scope of deposits from the public. Existing deposits from the public will be renewed in coordination with the Bank of Israel.

(c) Toward the end of 2000, the Bank did not have a debt balance toward the Bank of Israel. In a letter to the Bank dated December 6, 2000, the Bank of Israel gave notice that it is ceasing to extend current credit to the Bank.

In addition, the Bank of Israel eliminated the floating charge on the Bank's credit portfolio.

Since the Bank does not have any credit sources as it had in the past, in the event it will require short-term bridge loans, the Bank may be forced to defer payments to the Government for those same periods of time and in accordance with the pace of its collections.

In the opinion of the Bank's management, the cash and cash equivalents balance as of December 31, 2004, and the current collection anticipated in 2005 from the payment arrangement with the moshavim and the kibbutzim will allow the Bank in 2005, subject to what is stated above, to pay the ongoing operating expenses (primarily salaries) and make interest payments to the Government.

Note 1 - The Bank, Its Main Activities and Significant Accounting Policies (Cont.)

B. Definitions

In these financial statements:

The Bank/Bank	-	Israel Bank of Agriculture Ltd.
Affiliate	-	A company in which the Company has significant influence and which is not a subsidiary, and where the Company's investment in that company is included in the financial statements according to the equity method.
Interested parties	-	As defined in the Securities Regulations (Preparation of Annual Financial Statements), 1993 of Israel.
Related parties	-	As defined in Statement No. 29 of the Institute of Certified Public Accountants in Israel.

C. Financial Statements Presentation Basis

(1) General

The Bank prepares and presents its financial statements in Israeli currency (NIS). Commencing in 2004, the Bank applies the directives of Accounting Standard No. 12 with regard to "Cessation of Adjustments Financial Statements for Inflation" of the Israeli Accounting Standards Board (hereinafter: "the IASB"). In accordance with this standard and in accordance with Accounting Standard No. 17 from December 2002, the Bank ceased from the above date the adjustments of the financial statements to inflation and uses transitional directives for nominal accounting reporting as described below. However, the comparative figures in these financial statements are based on the financial data as adjusted that were previously reported, except income and expenses that were included in the operating loss in 2003 as follows.

(2) The starting point for preparing the financial statements:

(a) The Bank prepared its financial statements on the accepted basis of historical cost adjusted to the Consumer Price Index ("CPI"). The adjusted amounts, as aforesaid, that were included in the financial statements as of December 31, 2003 (transition date) were the starting point for the nominal accounting reporting from January 1, 2004. Additions that were made after the transition date were included in nominal values.

Accordingly, the amounts reported in 2004 are composed as follows:
Amounts before the transition date, are composed of the amounts adjusted to NIS of December 31, 2003 with the addition of amounts in nominal values added subsequent to the transition date, and subtracting amounts deducted subsequent to the transition date (the subtraction of the above amounts is in adjusted amounts to the transition date, in nominal values or in combination of both respectively).
All the amounts from the period after the transition date are included in the financial statements in nominal values.

Note 1 - The Bank, Its Main Activities and Significant Accounting Policies (Cont.)

C. Financial Statements Presentation Basis(Cont.)

(2) The starting point for preparing the financial statements (Cont.)

(b) The values of the non-monetary items do not necessarily represent their economic value, but rather the balance of their reported cost.

(c) In the financial statements, the terms "cost" and "equity" means cost and equity in reported amounts, unless expressly stated otherwise.

(d) The comparative figures included in these financial statements are adjusted for the effects of inflation in Israel as of the end of previous reporting dates (i.e., effects of inflation as of the transition date) except income and expenses included in the operating loss as follows:

(3) Financial statements in reported amounts

a. Definitions

Adjusted amount - Historical nominal amount adjusted in accordance with Statements 23 and 36 of the Institute of Certified Public Accountants in Israel.

Reported amount - Adjusted amount as of the transition date with the addition of amounts in nominal values that were added after the transition date, and net of amounts that were deducted after the transition date.

Adjusted financial reporting - Financial reporting based on Statements 23, 36 and 50 of the Institute of Certified Public Accountants in Israel.

Nominal financial statements - financial reporting based on reported amounts.

b. Balance Sheet

(1) Non-monetary items are stated in reported amounts.
(2) Monetary items are stated in nominal historical values as of the balance sheet date.
(3) Equity in an investment in an affiliate is determined on the basis of the financial statements in reported amounts of this company.

Note 1 - The Bank, Its Main Activities and Significant Accounting Policies (Cont.)

C. Financial Statements Presentation Basis(Cont.)

(3) Financial statements in reported amounts (Cont.)

c. Statements of operations

(1) Income and expenses deriving from non-monetary items or from provisions included in the balance sheet are derived from the changes between reported amount in the beginning of the year and the reported amounts in the end of the year.

(2) Other items in the statements of operations are stated in nominal values.

(3) In order to have a comparative basis of the financial data of 2004 to the financial data of 2003 and in the view of the significance that the Supervisor of Banks ascribes to the incomes and expenses in the financial results of the banking institutions, the Supervisor of Banks determined that the comparative figures for 2003 will be presented as follows: Profit and loss items, up to and including the item operating loss are presented in reported amounts with the adjustment for the effects of inflation ceased according to the December 2002 CPI.

Erosions and adjustments for the effect of inflation according to the December 2003, CPI of income and expenses included in operating profit are presented in the statement of profit and loss as a single amount, in a separate line preceding operating profit and were not allocated to the relevant items.

Other items of the statements of operations in 2003 are presented as adjusted for effect of inflation according to the December 2003 CPI.

(4) Profit and loss items for 2002 and the years preceding 2002 are presented as adjusted for the effect of inflation according to the December 2003 CPI.

(5) The Banks' equity in the operating results of the affiliate has been determined on the basis of the financial statements of the affiliate in reported amounts of this company.

Note 1 - The Bank, Its Main Activities and Significant Accounting Policies (Cont.)

C. Financial Statements presentation basis (Cont.)

(4) Comparative figures - Adjusted amounts for the end of 2003

(a) General

Through December 31, 2003, the Bank prepared its financial statements on the basis of the historical cost adjusted for the changes in the general purchasing power of the Israeli currency (NIS) based upon changes in the Consumer Price Index (CPI) in accordance with pronouncements of the Institute of Certified Public Accountants in Israel (hereinafter: "The Institute").
The comparative figures included in these financial statements are based on the adjusted financial statements to the prior reported periods as adjusted for the changes in the General Purchasing Power of the Israeli currency of December 2003 (the index of the transition date)

(b) Balance sheet

Monetary assets and liabilities are stated in nominal values. Non-monetary assets (investments in an affiliate, the Bank's building and equipment, share capital) have been adjusted on the basis of the changes in the CPI from the month in which the transaction occurred through the CPI for December 2003.

Equity in an investment in an affiliate is determined on the basis of the adjusted financial statements of that company.

The adjusted values of the non-monetary items do not necessarily represent their economic value, but rather the balance of their historical cost, adjusted for the effect of changes in the general purchasing power of the NIS.
The terms "cost" and "equity" as used herein mean "adjusted cost" and "adjusted equity", unless expressly stated otherwise.

(C) Statement of operations

1. Income and expenses (excluding depreciation and interest income or expenses), have been adjusted on a monthly basis for the increase in the Index, from the month of transaction up to the balance sheet month, net of the adjustments of the opening balances of monetary assets and liabilities.
   Income and expenses in the unlinked shekel segment were adjusted according to the average balances (on a daily basis) of the previous month, instead of on the basis of the opening monthly balances. The net differences between the adjustments based on average balances and adjustments based on opening monthly balances were carried to other interest income (expense).

Note 1 - The Bank, Its Main Activities and Significant Accounting Policies (Cont.)

C. Financial Statements presentation basis (Cont.)

(4) Comparative figures - Adjusted amounts for the end of 2003

(C) Statement of operations (Cont.)

2. Depreciation has been adjusted on the same basis used for the adjustment of the related balance sheet fixed assets.

3. The specific allowance for doubtful debts has been adjusted to the changes in the CPI from the date on which the debt has been determined as doubtful, up to the balance date. See Note 1I. concerning the general allowance.

4. The Bank's equity in the operating results of the affiliate has been determined on the basis of the financial statements of the affiliate, as adjusted for the effect of inflation on this company.

5. Items of income and expenses included in the operating loss were presented in 2003 where the cessation of the adjustments for inflation is according to the CPI of December 2002
The Summary of the nominal data for tax purposes is presented in Note 22.

D. Foreign Currency and Linkage

(1) Assets and liabilities in or linked to foreign currency, are stated according to the effective representative rates of exchange as of balance sheet date as published by the Bank of Israel.
Exchange rate differences arising from the adjustment of assets and liabilities in foreign currency, due to exchange rate fluctuations, are included in the statement of operations.

(2) Monetary balances, which are linked to the CPI, are stated in the balance sheet on the basis of the known CPI as of balance sheet date, according to their contractual terms.

(3) Assets and liabilities subject to optional linkage, i.e., either to the CPI or to the rate of exchange of the U.S. dollar/NIS, are stated at the higher option.

(4) Data on rates of exchange and the Consumer Price Index:

	December 31,			Rate of change for the year		
	2004	2003	2002	2004 %	2003 %	2002 %
Rate of exchange of the U.S. dollar	4.308	4.379	4.737	(1.6)	(7.56)	7.27
Rate of exchange of the Euro	5.8768	5.5331	4.9696	6.21	11.34	27.18
Consumer Price Index (in Points) for the month of						
November	114.20	113.20	115.4	0.88	(1.91)	6.65
December	114.32	112.95	115.1	1.21	(1.87)	6.48

Note 1 - The Bank, Its Main Activities and Significant Accounting Policies (Cont.)

E. Investments in an affiliate

The investment in an affiliate is stated by the equity method.

F. Bank building and equipment

Assets acquired after April 1, 1984, are stated at cost net of accumulated depreciation. Depreciation is calculated by the straight-line method over the useful lives of the assets.

Up to March 31, 1984, the assets were written down in full in the year they were acquired, in accordance with the policy then applied.

G. Deferred taxes

As it is uncertain whether there will be taxable income in the future, the Bank did not record a deferred tax benefit in its books.

H. Basis of recognition of revenues and expenses

(1) Revenues and expenses are recognized on an accrued basis.

(2) The Bank implemented a directive of the Bank of Israel regarding not recognizing income from interest for the debts related to the Moshav sector, for those Moshavim which have not yet joined the arrangement for settling their debts.

I. Allowance for doubtful debts

The financial statements include specific allowances for doubtful debts, which, in the opinion of management, reflect potential losses on the credit portfolio, in accordance with existing arrangements. Material changes in the arrangements if any, are likely to require additional allowances. The criteria for such allowances are as follows:

1. In the credit portfolio for kibbutzim and their related organizations in consideration of the kibbutzim arrangement, as signed (see Note 3F.) and the guidelines of the Supervisor of Banks.

2. In the credit portfolio for moshavim and their related organizations - of the "Law for Arrangements in the Family Agricultural Sector 1992" and the guidelines of the Supervisor of Banks, is taken into consideration, as mentioned in Note 3E.

3. In the credit portfolio of other customers, with reference to the financial information available to the Bank, in respect of the financial status of the receivable.

Note 1 - The Bank, Its Main Activities and Significant Accounting Policies (Cont.)

I. Allowance for doubtful debts (Cont.)

In addition to the above mentioned specific allowances, a general allowance for doubtful debts was recorded in the past at a rate of 1% of the receivables balance as of December 31, 1991. Beginning in 1992, the Supervisor of Banks directives determine that an additional allowance for doubtful debts is to be recorded (in excess of the general allowances) and in addition to the former general allowance is to be maintained as accrued pursuant to prior directives at an amount which is not greater than 1% of the total customer debts as of December 31, 1991, adjusted for inflation.
According to the directives of the Supervisor of Banks, adjustments will cease as of January 1, 2005.

The portion of the allowance in excess of 1% may be charged on account of the additional allowance. As of December 31, 2004, the general and additional allowances represent 25.41% of total credit for which the Bank is responsible.

In addition to the above allowances, the Supervisor of Banks instructed that a special allowance is to be recorded not later than December 31, 2001 in a cumulative amount, which will not be less than the aggregate of the following:

1. 0.15% of the balance of the risk assets as of June 30, 2001.
2. 1% of the balance of the specially supervised debts as of June 30, 2001.
3. 2.5% of the balance for the problematic debts, net of the balance for the specially supervised debts as of June 30, 2001.

The special allowance will be maintained in its nominal amount, subject to the aforesaid.

J. Severance pay and pension and accruals for wage costs

The liabilities for severance pay and pension are covered by appropriate accruals, which are deposited with reputable pension funds, and by the appropriate liabilities.

K. Loss per share

Loss Per Share was computed in accordance with Statement 55 of the Institute of Certified Public Accountants in Israel.

L. Statement of cash flows

The Bank reports on cash flows in accordance with the Statements of the Institute of Certified Public Accountants in Israel and subject to the directives of the Supervisor of Banks.

Note 1 - The Bank, Its Main Activities and Significant Accounting Policies (Cont.)

L. Statement of cash flows (Cont.)

In the statement of cash flows, the cash flows from transactions in assets and liabilities, excluding investments in the Bank's building and equipment, are presented in their offset amounts.

The cash item includes unrestricted cash and bank deposits held with banks and the Bank of Israel for which the original term of deposit is short-term and does not exceed three months from the date of the investment therein.

M. Financial instruments

The Bank's financial instruments include mainly cash, credit and financial liabilities, which include mainly deferred promissory notes and deposits by the Government and others. Most of the credit extended by the Bank is for the agricultural settlements - kibbutzim and moshavim. The Bank has recorded an allowance for doubtful debts on a prudent and conservative basis. The Bank does not use derivatives.

N. Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

O. Adoption of recently issued Accounting Standards and their impact on the financial statements

In October 2001, the Israel Accounting Standards Board published Accounting Standard No. 12 which deals with the discontinued adjustment of financial statements. In accordance with this Standard and Accounting Standard No. 17 with respect to the deferral of the implementation of Standard No. 12, financial statements ceased to be adjusted for inflation in Israel commencing January 1, 2004.

Until December 31, 2003, the Bank prepared its adjusted financial statements in accordance with Opinion No. 36 of Institute of Certified Public Accountants in Israel. The adjusted amounts, which are included in the financial statements as of December 31, 2003, served as the starting point for the nominal financial reporting commencing January 1, 2004.

The implementation of the above standard mainly affected financing income and expenses items.

Note 2 - Cash on Hand and Deposits with Banks

	December 31	
	2004 Reported amounts	2003 Adjusted amounts
	In thousands NIS	
Cash on hand and deposits with the Bank of Israel	56,404	38,553
Deposits with banks	17	33
Total	**56,421**	**38,586**
Cash and deposits for an original period of up to three months in the Bank of Israel and banks	**56,421**	**38,586**

Note 3 - Credit to the Public (Less - Allowance for Doubtful Debts)

A. Composition:

	December 31	
	2004 Reported amounts	2003 Adjusted amounts
	In thousands NIS	
Credit (*)	124,149	127,217
Credit from designated deposits (**)	83,606	95,946
Total credit to the public for which the Bank is responsible	207,755	223,163
Less - general and additional allowances for doubtful debts	(24,844)	(24,869)
Special allowance	(6,000)	(6,000)
Total	176,911	192,294
Credit from designated deposits, repayment of which to the depositor is conditional upon the collection of the loan and includes a margin	61,461	59,324
Total credit to the public	**238,372**	**251,618**

The specific allowance for doubtful debts was deducted from the appropriate credit items.

(*) An amount of NIS 68,975 thousand (2003 - NIS 60,136 thousand) for which the Bank is not responsible, but which is included as credit extended from the Bank's resources since the deposits are presented as deferred deposits and not as designated deposits.

(**) With respect to kibbutzim which have not yet arranged their credit balances (net of specific allowances) and were financed by Government deposits, part of which were included under designated deposits and part under deferred deposits.

Note 3 - Credit to the Public (Less - Allowance for Doubtful Debts) (Cont.)

B. Credit to the public for which the Bank is responsible includes (*)

	December 31	
	2004 Reported amounts	2003 Adjusted amounts
	In thousands NIS	
Credit to the agricultural sector		
(a) For which the Bank is responsible (*):		
Kibbutzim (including factories and regional and national organizations)	83,285	95,455
Moshavim (including factories and regional and national organizations)	124,470	127,708
Total credit to the Agricultural Sector for which the Bank is responsible (**)	207,755	223,163
(b) Credit for which the Bank is not responsible (*):		
Balance as of balance sheet date	45,127	40,829
Total credit to the Agricultural Sector	**252,882**	**263,992**

(*) Credit for which the Bank is responsible excluding designated deposits. The repayment of these deposits is subject to collection of the respective credit.

(**) An amount of NIS 68,975 thousand (2003 - NIS 60,131 thousand) is not under the Bank's responsibility, but is included in the Bank's responsibility since the deposits are shown as deferred rather than designated.

Note 3 - Credit to the Public (Less - Allowance for Doubtful Debts) (Cont.)

B. Credit to the public for which the Bank is responsible includes (*) (Cont.)

Credit to the Agricultural Sector for which the Bank is responsible includes (*):

	December 31	
	2004 Reported amounts	2003 Adjusted amounts
	In thousands NIS	
(a) Credit to borrowers which has been rescheduled:		
(1) Credit which was rescheduled in prior years, with waiver of income - Balance as of balance sheet date	3,818	4,142
(2) Credit which was rescheduled during the current year without waiver of income - Balance as of balance sheet date	7,037	5,388
(b) Credit to borrowers which is to be rescheduled, as per the Bank management's decision, but has not yet been rescheduled: Balance as balance sheet date	87,871	89,628
(c) Credit in temporary arrears, balance at balance sheet date	38	3,615
(d) Credit under special supervision: Balance as of balance sheet date	68,043	69,950
(e) Credit to the agricultural sector for which the Bank is responsible (*), and is not included within the framework of loans to problematic borrowers as above: Balance as of balance sheet date (income in respect of these loans included in the statement of operations -NIS 2,260 thousand (2003 - NIS 2,735 thousand)	40,948	50,440
Total	**207,755**	**223,163**

(*) Credit for which the Bank is responsible excluding credit extended from designated deposits.
The repayment of these deposits is subject to the collection of the respective loans.

Note 3 - Credit to the Public (Less - Allowance for Doubtful Debts) (Cont.)

C. Allowances for doubtful debts

	December 31, 2004 Reported amounts			December 31, 2003 Adjusted amounts			December 31, 2002 Adjusted amounts		
	Allowance			Allowance			Allowance		
	Specific(*)	Additional(**)	Total	Specific(*)	Additional(**)	Total	Specific(*)	Additional(**)	Total
Balance at the beginning of the year	109,011	30,869	139,880	118,373	30,756	149,129	136,911	31,138	168,049
Allowance during the current year				3,500	-	3,500	-	-	-
Decrease in allowances	-	-	-	-	-	-	(25)	-	(25)
Amount charged to statement of operations	-	-	-	3,500	-	3,500	(25)	-	(25)
Write offs	(8,579)	-	(8,579)	(14,425)	-	(14,425)	(16,458)	-	(16,458)
Erosion and adjustment of balances	-	(25)	(25)	1,563	113	1,676	(2,055)	(382)	(2,437)
Balance at the end of the year	**100,432**	**30,844**	**131,276**	**109,011**	**30,869**	**139,880**	**118,373**	**30,756**	**149,129**

(*) Does not include an allowance for interest on doubtful debts for the period after the debts had been determined as doubtful.

(**) Including an additional and general allowance for doubtful debts.

Note 3 - **Credit to the Public (Less - Allowance for Doubtful Debts) (Cont.)**

D. **Classification of credit balances (*) to the public under the Bank's responsibility(**) according to size of credit to individual borrower**

December 31 2004				December 31 2003			
Credit to borrowers		No. of borrowers	Credit Reported amounts	Credit to borrowers		No. of borrowers	Credit Adjusted amounts
From	To	(***)		From	To	(***)	
In thousands Of NIS			In thousands of NIS	In thousands Of NIS			In thousands Of NIS
	10	15	76		7	18	58
10	20	14	220	7	18	11	162
20	40	19	563	18	35	18	464
40	80	20	1,160	35	70	21	1,063
80	150	17	1,960	70	140	20	2,008
150	300	21	4,710	140	285	23	4,822
300	600	21	9,395	285	530	23	9,338
600	1,200	28	23,861	530	1,060	26	20,111
1,200	2,000	16	24,191	1,060	1,770	20	27,161
2,000	4,000	24	61,419	1,770	3,500	34	83,240
4,000	8,000	7	39,305	3,500	7,100	7	33,663
8,000	20,000	3	40,895	7,100	17,700	4	41,073
20,000	40,000	-	-	17,700	35,000	-	-
Total		**205**	**207,755**	**Total**		**225**	**223,163**

(*) Net of specific allowances for doubtful debts.
(**) Credit, excluding designated deposits, the repayment of which is subject to the collection of the credit.
(***) Number of borrowers, according to total credit and credit risk.

E. **Credit to the moshavim**

On March 4, 1992, the Arrangements Law in the Family Agricultural Sector, 1992 was enacted. The ensuing obligating regulations were partly determined during 1994. In December 1997, the regulation for the realization of assets, which are not agricultural assets was completed, including land and which deals with the modus operandi for those who are recovering. Within the framework of the regulation, the agriculture assets, which are not realizable, were temporarily determined.
The regulations not yet amended refer to the distributions of the proceeds, realization of agricultural assets and collateral for the settlement of the debts. The proposal of the regulations to distribute the proceeds was considered by several sessions of the economic committee of the Knesset, and during the most recent session held on March 5, 2001, the members of the committee voted against the approval of the regulations according to the text submitted by the ministers.

Note 3 - Credit to the Public (Less - Allowance for Doubtful Debts) (Cont.)

E. Credit to the moshavim (Cont.)

In the absence of the above regulations, the settlement of debts in this segment can only be completed by a comprehensive creditor arrangement which is acceptable to the Moshav and all the creditors. Commencing with the end of the first half of 1997, "wraparound plans" which constitute the basis for a comprehensive arrangement were formulated. The sources for that arrangement are the members' debts and the sale of the moshav assets, mainly by extended appropriation of residential plots (in line with Resolution 737 of the Israel Land Administration) and from changes in the designation of land initiated by the moshav, according to Israel Land Administration (hereinafter "ILA") decisions.

These arrangements are supposed to make the need to sell agricultural assets superfluous, however at the beginning of 1999, the performance of Resolution 737 of the ILA was frozen, and since then the issue of the freeing of agricultural land has come up for discussion over the years in the committees and in other contexts.

On August 29, 2002, the Supreme Court ruled that decisions 717,727 and 737 of the ILA are void since they do not meet the reasonability criteria. However, this determination did not receive immediate force since the decisions concern numerous transactions for which the procedure in their respect and their economic and social implications are far-reaching. Therefore, the Board of the ILA should have formulated transitional provisions that would determine which of the transactions would be carried out. Only on October 2, 2003, the Minister of Finance signed the transitional provisions which were approved by the Board of the ILA on September 2, 2003.

This uncertainty, that has persisted since 1999, inhibits any progress in finalizing arrangements, even causes the collapse of arrangements agreed on in the past and the search for new resources, among them the linkage of the framework of agreements to individual level.

Settlements which comply with the transitional provisions conditions make efforts to meet the timetable allotted in the provisions and thereby promote the repayment of the debts. The last date for performance of transactions according to resolution 737 has been extended till August 8, 2005 and in Kav-imut and Kav Ha-Tefer (Border Area) and National "A" Preference area settlements till February 8, 2007.

On June 6, 2000, an inter-bank agreement was reached for the distribution of the proceeds, where until the date of the financial statements, several additional creditors joined and, thereby since the end of 2001, it is possible to promote the distribution of the proceeds that were accumulated at the administration of arrangements in the agricultural sector.

Note 3 - Credit to the Public (Less - Allowance for Doubtful Debts) (Cont.)

E. Credit to the moshavim (Cont.)

As of the date of these financial statements, there are approximately 50 moshavim in respect of which recovery judgments have not yet been granted, and 81 settlements that were agreed upon. In part of them, they are already in stages of being executed, and the proceeds are being channeled to the creditors or to the Moshav account with the Administration of arrangements in the agricultural sector, and there are moshavim that are not complying with the arrangement and it will be necessary to deal with alternative arrangements.

During the reported year, the Bank continued to implement the directives of the Supervisor of Banks dated October 16, 1994, regarding the non-recording of interest income (including linkage and exchange rate differentials) and on that portion of the moshavim debt that has not been arranged yet for which the allowance for doubtful debts is made on a collective basis.

F. Credit to the Kibbutzim

On August 15, 1991, the Bank signed the first agreement for the settlement of the kibbutzim debts.
On April 5, 1995, the Government decided to approve in principle a supplementary agreement to the kibbutzim based on the recommendations of the Suari Commission and, on March 20, 1996, a supplementary kibbutzim agreement was reached between the Government, the two kibbutz movements, Bank Hapoalim and Bank Leumi, with the remaining banks joining on May 6, 1996.

The supplementary agreement is intended to resolve the debts of the kibbutzim, their companies and two regional organizations which, following the full implementation of the first agreement, there is still a debt which they are unable to repay according to their annual repayment power, ("the Balloon"), as well as kibbutzim regarding which the ratio of their annual repayment power to their debt exceeds 10 and they do not have an abundant amount of property. The latter will join the Balloon kibbutzim to receive incentives. An incentive is a conditional debt annulment and will be extended upon the kibbutz having fulfilled the repayment of the arrangement debts over a period of a number of years.

The origins of the supplementary agreement (including debts written off) as referred to above, are as follows:

- From the contribution made by the banks and the Government - Effected through the annulment of the debts by the banks and the Government's cash transfers at a ratio of 65% (banks) and 35% (Government) (except for the peripheral kibbutzim and "incentive" kibbutzim, regarding which the annulment of the debts by the banks will be at a rate of 75% and Government participation of 25%).

Note 3 - Credit to the Public (Less - Allowance for Doubtful Debts) (Cont.)

F. Credit to the Kibbutzim (Cont.)

- From contributions by kibbutzim entering the arrangement - Effected through a waiver of rights to alternatively designated land which the ILA is interested in the land being returned to it. The Government will provide the banks with letters of commitment stating the amounts for the repayment of the debts from the proceeds of the sale of the land. The share of each bank in the proceeds will be in proportion to their share in the total debt of the kibbutzim to the banks.

The parties agreed that if a transaction is carried out with respect to kibbutz real estate, and a first priority mortgage has been imposed over the land in the bank's favor, or that it has in respect thereto any lawful other fixed lien, of a nature and quality identical or similar to the aforementioned mortgage, there will be an increase of 20% of the bank's share in the amounts of the Government letters of liability and/or the amounts of the financial bank guarantees and the share of the other banks in the aforementioned amounts will be reduced accordingly pari pasu.

In the context of the supplementary agreement, 61 kibbutzim entered and, in addition, an arrangement was also implemented in the central organizations. In respect to the real estate kibbutzim, a survey was conducted pursuant to which the land for the ILA was earmarked. The survey was concluded, however, the alternative value of the land cannot be estimated. Therefore, a financial alternative was proposed, following which, on April 11, 1999, a supplementary agreement (amended) was reached between the Accountant General and the banks, including the Bank, which became effective pursuant to the notice of the director of the Kibbutz Arrangement Board on May 25, 1999.
This alternative relies on the separation, both time-wise and financially - between the arrangement regarding the "Balloon" and the realization of land - the financial arrangement regarding the "Balloon" will be executed immediately with the entrance of the kibbutz to the arrangement (65% by debt annulment by the banks and 35% from Government sources). The treatment of the restored land will be carried out after the financial arrangement is executed, while distributing the yields from the change in the designation between the Government and the banks, in proportion to the debt annulment.

At the stage when the kibbutz enters the arrangement, the Government and the ILA will furnish the banks with an unlimited letter of commitment which does not specify an amount, pursuant to which the ILA confirms its agreement that the land will be returned to it and undertakes to only market the land following a change in the designation against the receipt of a cash consideration. The banks will be entitled to record a caveat at the Land Registry Office with respect to the aforementioned letter of commitment.

Lately, the entrance of a Kibbutz to an arrangement is executed by individual arrangement, which is based on the principal of the supplementary agreement (amended) and adjusted to each kibbutz with considering its economic position at the time of the entrance, the financing sources it has or will have while the part of the debt which exceeds the repayment power at the time of the arrangement is recorded as a "Deferred debt" without a maturity date and will be paid off from future property transactions, if any.

Note 3 - Credit to the Public (Less - Allowance for Doubtful Debts) (Cont.)

F. Credit to the Kibbutzim (Cont.)

As of the signing of the amendment to the supplementary agreement and until December 31, 2004, a further 41 kibbutzim have entered into the arrangement, among them are peripheral kibbutzim and "incentive" Kibbutzim and 37 kibbutzim which have been classified as real estate, and there remain 4 kibbutzim which have not yet joined.

The "write-off" in the Bank's books with respect to the "Balloon" for the real estate kibbutzim amounts to approximately NIS 141 million and, in exchange for the write off of the "Balloon" by all of the banks, the kibbutzim returned approximately 11,699 sq. meters of land to the ILA and committed to comply with the conditions of the supplementary agreement should a neighborhood be established on the kibbutz's section of land. In addition, approximately, 2,537 dunams were expropriated for the purpose of the cross-Israel highway, where the indemnification will be transferred to the banks and the Government in accordance with the principles of the agreement.

Note 4 - Credit to the Government of Israel (including deposits)

	December 31	
	2004 Reported amounts	2003 Adjusted amounts
	In thousands of NIS	
Credit in respect of participation in write-off of Balloon and incentive	16,385	24,410
Write-offs against deferred deposits	5,737	5,429
Total credit to the Government (including deposits)	**22,122**	**29,839**

Note 5 - Investment in an Affiliate

	December 31	
	2004 Reported amounts	2003 Adjusted amounts
	In thousands of NIS	
(a) **Composition:**		
Cost of shares	22,533	22,533
Post acquisition losses	(21,475)	(21,508)
Total investment	**1,058**	**1,025**

Note 5 - Investment in an Affiliate (Cont.)

(b) Details of the Company:

Name of company: The Palestine Agricultural Settlement Association Ltd.
Agricultural financial institution

	2004	2003
Details about the company:		
Equity in capital providing rights for dividends - percentage of holdings	50.0%	50.0%
Equity in capital providing voting rights - percentage holdings	49.9%	49.9%
Investments in shares - equity basis (NIS in thousand)	1,058	1,025
Contribution to net operating profit (loss) (NIS in thousand)	33	56

Note 6 - Building and Equipment

In thousands of NIS
Reported amounts (*)

		Cost				Depreciation				Depreciated Balance	
	Rate of depreciation %	Beginning of year	Additions during the year	Disposals during the year	End of year	Accumulated at beginning of year	Allowance during year	Disposals during year	Accumulated at end of year	Beginning of Year	End of year
Building (**)	4%	367	-	-	367	186	12	-	198	181	169
Equipment and Furniture	6-20%	1,454	-	-	1,454	1,292	32	-	1,324	162	130
Total building and Equipment		**1,821**	-	-	**1,821**	**1,478**	**44**	-	**1,522**	**343**	**299**

(*) For the year 2004 - cessation of the adjustment for the effect of inflation based on December 2003 CPI.
For the year 2003 - adjusted for the effect of inflation based on December 2003 CPI.

(**) The Bank is in a process to change the municipal Building Plan for the building where it is located. Currently, an economic estimation is being executed of the building's value.

Note 7 - Other Assets

	December 31	
	2004 Reported amounts	2003 Adjusted amounts
	In thousands of NIS	
Refund of payroll tax	1,942	1,992
Other accounts receivable	250	126
Total other assets	**2,192**	**2,118**

Note 8 - Deposits from the Public

	December 31	
	2004 Reported amounts	2003 Adjusted amounts
	In thousands of NIS	
Demand deposits	831	974
Time deposits	17	17
Designated deposits	32	31
	880	**1,022**
Includes deposits the repayment of which to the depositor is dependent on collection of the related credit with margin	**32**	**31**

Note 9 - Deposits from the Government

	December 31	
	2004 Reported amounts	2003 Adjusted amounts
	In thousands of NIS	
Designated and other deposits **	443,316	438,291
(**) Includes deposits for which the repayment to the depositor is stipulated on the collection of the credit (without any margin)	64,718	62,246

Note 10 - Other Liabilities

	December 31	
	2004 Reported amounts	2003 Adjusted amounts
	In thousands of NIS	
Accrued severance pay (1)	1,279	1,279
Accrued vacation pay and sick leave (2)	5,399	5,359
Accrued payroll differences	180	180
Accrued recuperation payment and bonus	-	399
Other accounts payable credit balances	710	713
Total other liabilities	**7,568**	**7,930**

1. The Banks' liabilities for the payment of severance or pension pay to the employees are calculated on the basis of the employees' most recent salary as of balance sheet date and pursuant to the Severance Pay Law, and are fully covered by deposits with a pension fund and a severance pay fund, as well as the balance for the liability for severance pay.

   The amounts that were accrued in the pension fund and a severance pay fund on behalf of the employees and the liability in their respect are not presented in the balance sheet since they are not under the control or the management of the Bank.

2. Employees who retire are entitled to a partial compensation in respect of unutilized sick leave. A full provision for this compensation was recorded only for those employees who have reached the age of 55. As for those employees who have not yet reached the age of 55, a partial provision has been recorded taking into consideration the uncertainty as to the scope of the entitlement to this compensation.

   The Bank's employees are entitled to special vacations upon the completion of 15 years of employment. This entitlement increases at the end of every five years until the employee has been employed for 35 years. These vacations can be utilized in addition to the annual vacation. In addition, such vacation can be redeemed or, alternatively, accrued until retirement, at the employee's discretion. The Banks' liability to cover this entitlement amounts to NIS 1,494 thousand, on an actuarial basis at an annual interest rate of 4%. As of balance sheet date, there is a provision to cover the entitlement that can be utilized at that date.

Note 11 - Deferred Government Deposits and Deferred Capital Notes

(a) Secondary capital

The Supervisor of Banks agreed to recognize the entire amount of the capital notes held by the Government (as owner of the Bank) as "Secondary Capital" for the purpose of computing the ratio of capital to risk components.

(b) Deferred Government deposits

	Weighted interest rate December 31, 2004 %	December 31 2004 (In thousands NIS) Reported amounts	December 31 2003 (In thousands NIS) Adjusted amounts
In Israeli currency:			
Not linked	9.9-28.5	501,830	427,349
Linked to the Index	3.66	488,350	466,661
Linked to foreign currency	6.22	1,739	1,662
		991,919	**895,672**

In accordance with the Deposit Agreement, as described in Note 1A, the interest on each of the three deposits will be the average weighted interest rate of all the Government deposits which became deferred deposits, computed quarterly, and will be added to the principal.

In the case of dissolution of the Bank prior to March 31, 2005, the deferred deposits will be repaid only after the Bank has repaid all its liabilities, including liabilities to the Government of Israel, except for Government deferred deposits and prior to liabilities to shareholders at the time of dissolution, in accordance with the Articles of Association of the Bank (excluding liabilities for distribution of earnings to foreign shareholders).
As to the repayment date, see Note 1 A (2) a.

(c) Deferred capital notes

U.S. dollar denominated capital notes, repayable on December 31, 2003, bear interest at 7.5%.

The capital notes are deferred in relation to both secured liabilities and other liabilities of the Bank, whose terms guarantee that they have preference over the capital notes.
Pursuant to the letter from the Treasury dated February 12, 2003, commencing in 2004, the Bank will file a request on a quarterly basis to extend the time for the payment of the deferred capital notes held by the Government.
On February 13, 2005, the Accountant General approved the extension of the maturity date to March 31, 2005.

Note 12 - Share Capital

a) Share capital of the Bank (in nominal values)

	Authorized	Reported amounts In thousands of NIS 2004 Issued and Outstanding	2003 Issued and Outstanding
Ordinary Shares of NIS 0.0001	37,970	13,505	13,505
8% Cumulative and Participating Preferred "A" Shares of NIS 0.001	201,530	195,768	195,768
7.5% Cumulative and Redeemable Preferred "C" Shares of of NIS 0,042, linked to the U.S. dollar (see d. below)	10,500	10,500	10,500
	250,000	**219,773**	**219,773**

b) Ordinary Shares

In case of a resolution to distribute dividends on Ordinary Shares, the Preferred "A" Shares and the Preferred "C" Shares will first be entitled to their dividends (see (c) and (d) below). The Ordinary Shares will then be entitled to a dividend of 3% on outstanding capital. Thereafter, the Ordinary Shares will rank pari passu in the distribution of the balance of the earnings in respect of which it was resolved to distribute dividends, together with the Preferred "A" Shares.

c) 8% "A" Cumulative and Participating Shares

These shares entitle their holders to the following:

1) The right to receive a fixed and cumulative preferred dividend for each financial year, at a rate of 8% of the outstanding, or deemed to be outstanding capital.

2) The right to receive, out of profits to be distributed as dividends, after a dividend at the rate of 3% was distributed to the holders of Ordinary Shares, a supplemental non cumulative dividend, at the rate of 2% of outstanding, or deemed to be outstanding capital.

3) The right to participate, pari passu with the Ordinary Shares, in the distribution of earnings resolved to be distributed as dividends after distribution of the dividend as mentioned in paragraph (2) above.

4) In the event of dissolution, the excess of assets, if any, is to be distributed equally between the shareholders, except for holders of 7.5% Preferred "C" Shares, according to the outstanding, or deemed to be outstanding capital.

Note 12 - Share Capital (Cont.)

(d) 7.5% "C" Cumulative Preferred shares, linked to the U.S. dollar

7.5% "C" Cumulative Preferred Shares, linked to the exchange rate of the U.S. dollar, redeemable, nominal value NIS 0.042 (issued at $ 1 = NIS 0.00042).

The shares are redeemable at dates as to be elected by the Bank, with additional premium of 5.625% and an additional dividend, accrued to redemption date of 7.5% per annum. The redemption is subject to the advance consent of the Comptroller of Foreign Currency at the Ministry of Finance. The shares do not provide their holders with the rights to receive notification of general meetings of the Company, and to attend or vote at such meetings.

The amount payable upon redemption of these shares (without premium - see above), at the U.S. dollar exchange rate on balance sheet date, exceeds their nominal value by approximately NIS 108 million. Such excess is not reflected in the financial statements, as the Ministry of Finance had undertaken to cover any liabilities which may accrue, or shall accrue, as a result of changes in the rate of the U.S. dollar.

(e) Dividend to holders of Preferred "A" and "C" Shares

On July 27, 1999, the Board of Directors decided, based on a legal opinion which it obtained, to terminate the payment of a dividend in respect to "A" and "C" shares. A report regarding this decision was communicated to the Accountant General and the Company's Authority.

The Bank did not record a liability with respect to the cumulative dividend since its distribution is contingent upon:

1. The existence of income (in other words, the distribution will not be in contravention of the Company's Law).
2. As per a decision of the Board of Directors.

The cumulative dividend which was not paid with respect to the years 1999 - 2004, amounted to NIS 48,559 thousand. In addition, the Treasury of the State of Israel has a liability to cover the linkage differences included in the aforementioned amount which amount to NIS 48,460 thousand.
In years preceding 1999 a dividend was paid.

Note 13 - Contingent Liabilities, Claims and Commitments

	December 31	
	2004 Reported amounts	2003 Adjusted amounts
	In thousands of NIS	
Off balance sheet financial instruments		
Transactions for which the amount stated constitutes a credit risk:		
Unutilized lines of credit	197	213

Note 14 - Related Parties

(a) Balance sheet balances:

	Affiliate				General manager			
	Balance as of December 31,		Highest balance during		Balance as of December 31,		Highest balance during	
	2004 Reported amounts	2003 Adjusted amounts	2004 Reported amounts	2003 Adjusted amounts	2004 Reported amounts	2003 Adjusted amounts	2004 Reported amounts	2003 Adjusted amounts
	In thousands of NIS							
The following include balances of the affiliate:								
Assets - credit to the public	-	-	-	4	-	-	-	-
Liabilities - deposits from the public	2	16	25	26	43	51	66	53

(b) A summary of the operating results with related parties:

	Year ended December 31		
	2004 Reported amounts	2003 Adjusted amounts	2002 Adjusted amounts
	In thousands of NIS		
Participation in expenses by the affiliate	95	95	130
Management fees to shareholders	-	-	10

(c) The Bank is a Government Company as defined in the Government Companies Law - 1975.
Balances of the Government of Israel are stated separately in the balance sheet. The Bank has dealings in the ordinary course of business, and at customary commercial terms, with entities that may be considered related parties.

Note 14 - Related Parties (Cont.)

(c) (Cont.)

The following balance sheet items include balances of these entities:

	December 31	
	2004 Reported amounts	2003 Adjusted amounts
	In thousands of NIS	
Assets:		
Credit to the public	16,334	18,495

The State of Israel is the main related party to the Bank. Adjustments including rotation of discrepancies with the Ministry of Finance with respect to the liabilities of the Bank to the State of Israel are done in writing once in a period. Liabilities of the state of Israel to the Bank are based on the supplementary agreement (amended) for the Kibbutzim.

(d) Benefits to related parties:

	Year ended December 31,			
	2004		2003	
	Total Benefits Reported amounts [1]	Number of beneficiaries	Total Benefits Adjusted amounts [2]	Number of beneficiaries
	In housands of NIS		In housands of NIS	
Related party employed by the Bank	473	1	486	1
Directors not employed by the Bank	58	8	19	5
	531		**505**	

Note 15 - Loss from Financing Activities Before Allowance for Doubtful Debts
(expenses are shows in negative numbers).

	Year ended December 31		
	2004	2003	2002
	Reported Amounts [(1)]		Adjusted Amounts[(2)]
	In thousands of NIS		
In respect to assets			
From credit to the public	24,543	21,711	18,059
From credit to the Government of Israel	538	349	866
From deposits with the Bank of Israel	2,132	2,501	(423)
From deposits with banks	1	422	(1,258)
From other assets	-	-	(18)
In respect to liabilities			
On deposits from the:			
Public	(15)	(37)	28
Government	(20,632)	(10,097)	(15,285)
On other liabilities	-	-	6
On respect to deferred deposits and capital notes:			
On deferred Government deposits	(96,247)	(81,190)	(55,265)
On deferred capital notes:			
Held by the public	-	-	(3,265)
Held by the Government	(5,674)	(8,326)	(6,592)
Other			
Other financing income	1,294	6,749	1,279
Total loss from financing activities before allowance for doubtful debts	**(94,060)**	**(67,918)**	**(61,868)**

The cases where the financing income or expenses on non-linked NIS or foreign currency balances was lower than the annual increase in the Index are included as expenses with respect to assets, or income for liabilities.

(1) For the year 2004-Cessation of the adjustment for the effect of inflation based on December 2003 CPI.
For the year 2003-Cessation of the adjustment for the effect of inflation based on December 2002 CPI.

(2) for the effect of inflation based on December 2003 CPI.

Note 16 - Commissions and Other Income

	2004	2003	2002
	Year ended December 31		
	Reported amounts		Adjusted Amounts
	In thousands of NIS		
Bookkeeping	35	42	55
Collections and transfers	22	17	17
Management fees from affiliated company	-	-	10
Other	72	54	5
	129	**113**	**87**

Note 17 - Salaries and Related Expenses

	2004	2003	2002
	Year ended December 31		
	Reported amounts		Adjusted Amounts
	In thousands of NIS		
Salaries	5,053	5,585	5,530
Severance pay, pension, provident fund contributions and sick pay	1,136	1,126	784
National Insurance, employees tax and salary tax	319	308	302
	6,508	**7,019**	**6,616**

Note 18 - Other Expenses

	2004	2003	2002
	Year ended December 31		
	Reported amounts		Adjusted Amounts
	In thousands of NIS		
Professional services	345	338	192
Communications	116	115	119
Computer services	77	81	74
Office expenses	64	54	64
Promotion and advertising	16	10	16
Insurance	289	269	211
Professional training and extension courses	-	-	4
Director fees	58	20	28
Commissions	11	30	19
Trustee commissions due to shares and capital notes	57	229	288
Taxes and toll fees	81	81	66
Participation in the budget of kibbutzim management	105	160	108
Participation in the budget of Moshavim management	112	115	238
Others	109	127	97
	1,440	**1,629**	**1,524**

Note 19 - Income Taxes

(a) The Bank has received final tax assessments up to and including the year ended December 31, 1999.

(b) The Bank's tax loss carry forwards amount to NIS 1,395,779 thousand (2003 – NIS 1,272,157 thousand). A deferred tax benefit in the net amount of NIS 488,523 thousand was not included in the balance sheet (2003 - NIS 457,977 thousand) since the Bank does not expect that it will be able to utilize it in the foreseeable future. The adjusted amounts for buildings, for which the depreciation in their respect will not be allowed in the future, are immaterial.

Note 20 - Reconciliation Between Israel GAAP and U.S. GAAP

The financial statements of Israel Bank of Agriculture are prepared in accordance with accounting principles generally accepted in Israel ("Israel GAAP"), which differ in certain respects from those generally accepted in the United States ("U.S. GAAP") as described below:

(a) Effect of inflation:

In accordance with Israeli GAAP:

The financial statements of Israel Bank of Agriculture were expressed in terms of uniform monetary unit- the inflation adjusted Israel Shekel - which is after adjustment in respect of the changes in the Consumer Price Index until December 31, 2003. From January 1, 2004, the adjustment of the financial statements for the effect of inflation in Israel was discontinued. In view of the inflation in Israel, this was considered a more meaningful presentation than financial reporting based on historical cost until December 31, 2003 (See Note 1C for principles of the adjustment).

In accordance with US GAAP:
The financial statements are expressed in current nominal historical monetary terms.

Measurement on the basis of reported amounts, which reflects the effect of changes in the general price level in the Israeli economy (mainly in prior years), provides a very valid picture of the financial position, results of operations and the cash flows of the Israel Bank of Agriculture for both Israel and US accounting purposes.

In view of the above, no data on the effect of the differences between measurements on the basis of cost adjusted to the CPI or on the basis of historical cost, were included.

As permitted by the United States Securities and Exchange Commission rules for foreign private issuers whose financial statements comprehensively include the effects of inflation, price level adjustments have not been reversed in the accompanying reconciliation of Israeli accounting principles to U.S. accounting principles.

Note 20 - Reconciliation Between Israel GAAP and U.S. GAAP (Cont.)

(b) Depreciation method:

In accordance with the banking regulations in Israel prior to April 1, 1984, the Bank wrote-off all of its investments in the building and equipment to the statement of operations immediately upon making the investment. The matter is contradictory to the directives of both Israeli and U.S. GAAP.

Commencing with 1984, the Bank records its investments in assets and depreciates those investments over their useful lives.

Since all of the equipment purchased until 1984 is, in any event, fully depreciated, the aforementioned equipment has no effect on the financial statements.

With respect to the building in which the Bank's offices are located, the aforementioned was purchased in 1956 and, therefore, in effect it would have been substantially depreciated, if they would have depreciated it commencing at that time.

With respect to land on which the building is located, its adjusted historical cost amounts to approximately NIS 2,352 thousand.

The reconciliation to U.S. GAAP requires the addition of the amount to fixed assets on the one hand, and to equity on the other hand. Otherwise, there is no effect on U.S. GAAP reconciliation. The change in equity as described above does not effect loss per share.

(c) Accrued severance pay

According to U.S. GAAP, accrued severance pay is included in the balance sheet at the total obligation amount and total amounts funded through provident funds and through insurance policies.

According to Israeli GAAP, the net accrued severance pay is included in the balance sheets.

The difference between the two methods described above is immaterial with respect to the financial statements of the Bank.

(d) Statement of cash flows

The Bank reports on cash flows in accordance with the Statements of the Institute of Certified Public Accountants in Israel and subject to the directives of the Supervisor of Banks.
In the statements of cash flows, the cash flows from transactions in assets and liabilities, excluding investments in the Bank's building and equipment, are presented in their net amounts.

Note 20. Reconciliation Between Israel GAAP and U.S. GAAP (Cont.)

(d) Statement of cash flows (Cont.)

The cash item includes unrestricted cash and bank deposits held with banks and the Bank of Israel for which the original term of deposit is short-term and does not exceed three months from the date of the investment therein.
Under U.S. GAAP, items that qualify for net reporting (because their turnover is quick, their amounts are large, and their maturities are short) are cash receipts and payments pertaining to (a) investments (other than cash equivalents), (b) loans receivable, and (c) debt, providing that the original maturity of the asset or liability is three months or less.

Cash flows from collection of accounts receivable (credit) is reported in cash flow from operating activities.

Below is a summary of the Cash Flow showing the amounts described in Note 1L that are presented in their net amount, and herein is disclosed as gross amounts:

	Year ended December 31		
	2004	2003	2002
	Reported amounts		Adjusted amounts
	(In thousands of NIS)		
Cash flows from operating activities:			
Loss for the year	(102,616)	(99,665)	(70,095)
Adjustments to reconcile the cash flows used in operating activities:			
Equity in the profits of an affiliate	(33)	(56)	(19)
Depreciation on the bank's building and equipment	44	43	34
Net cash used in operating activities	102,605	(99,678)	(70,080)
Cash flows from investing activities			
Decrease (increase) in credit to the public	(20,842)	(7,580)	(878)
Collection from the public	34,088	34,040	46,494
Decrease (increase) in credit to the Government of Israel	(3,964)	(14,205)	(15,626)
Collection from the Government of Israel	11,681	14,525	10,925
Purchase of equipment	-	(11)	(80)
Other assets	(74)	(489)	(123)
Net cash provided by investing activities	20,889	26,280	40,712
Net cash provided by financing activities	99,551	54,347	51,662
(Decrease) increase in cash on hand and deposits with banks	17,835	(19,051)	22,294
Balance of cash on hand and deposits with banks at the beginning of the year	38,586	57,637	35,343
Balance of cash on hand and deposits with banks at the end of the year	**56,421**	**38,586**	**57,637**

Note 21 - Subsequent events

(1) On June 26, 2005, the Accountant General at the Ministry of Finance approved the defer the redemption of the deferred deposits and the principal of the capital notes held by the government until July 31, 2005 (see note 1A(2) and Note 11(c)).

(2) On February 7, 2005 a letter from the Government Companies Authority was received by the Bank according to which the Government Companies Authority intends to bring to the Ministers Committee for Privatization a proposal about the privatization of the Bank by selling material assets and in the end of the process to liquidate the Bank.

On May 9, 2005 the opinion of the Board of Directors regarding the proposal was submitted to the Government Companies Authority.

(3) On March 31, 2005 the Governor of the Bank of Israel announced the cancellation of the license of the Bank as of April 1, 2005 and cancellation of its membership in the clearing - house 60 days after this date. On April 14, 2005 the Bank submitted a petition to the High Court of Justice in order to receive an order nisi and a temporary order against the Bank of Israel, the temporary governor, the License Committee and the Supervisor of Banks.

On April 19, 2005, Her Honor, the Justice Hayut ruled that: "at this stage there is no place for a temporary order "

The hearing on the petition was on May 16, 2005 and to date of the preparing of the financial statements a decision has yet to have been received.

In an answer to the Bank's request, an approval from the Governor was received on May 25, 2005 for continuation of the Bank's membership in the clearing - house until July 31, 2005 under the condition that the Bank will follow the directives of the Supervisor of Banks.

Note 22 - Information on the basis of Nominal Historical Data for tax purposes

(a) **Balance sheets:**

	December 31	
	2004	2003
	(In thousands)	
ASSETS		
Cash on hand and deposits with banks	56,421	38,586
Credit to the public	238,372	251,618
Credit to the Government of Israel	22,122	29,839
Investment in an affiliate	1,058	1,025
Bank building and equipment	173	202
Other assets	2,192	2,118
Total assets	**320,338**	**323,388**
LIABILITIES AND SHAREHOLDERS' DEFICIENCY		
Deposits from the public	880	1,022
Government of Israeli deposits	443,316	438,291
Other liabilities	7,568	7,930
	451,764	447,243
Deferred deposits from the Government of Israel	991,919	895,672
Deferred capital notes:		
Held by the Government	73,835	75,052
Total liabilities	1,517,518	1,417,967
Shareholders' deficiency	(1,197,180)	(1,094,579)
Total liabilities and shareholders' deficiency	**320,338**	**323,388**

Note 22 - Information on the basis of Nominal Historical Data for tax purposes (Cont.)

(b) Statements of operations:

	Year ended December 31		
	2004	2003	2002
	(In thousands)		
Loss from financing activities			
Loss from financing activities before allowance for doubtful debts*	(94,060)	(67,918)	(120,296)
Allowance for doubtful debts	-	(3,500)	-
Loss from financing activities after allowance for doubtful debts	(94,060)	(71,418)	(120,296)
Operating and other income			
Rental income	426	542	511
Commissions and other income	129	113	89
Total operating and other income	555	655	600
Operating and other expenses			
Salaries and related expenses	6,508	7,019	7,093
Depreciation for building and equipment	29	28	19
Maintenance of building and equipment	1,152	1,117	659
Other expenses	1,440	1,629	1,545
Total operating and other expenses	(9,129)	(9,793)	(9,316)
Operating loss	(102,634)	(80,556)	(129,012)
Equity in profits of an affiliate	33	37	78
Net loss for the year	(102,601)	(80,519)	(128,934)
Loss per NIS 1 nominal value of share capital - operating loss	(490.27)	(384.80)	(616.10)
(*) Income (loss) from financing activities before allowance for doubtful debts, interest on Government deposits and deferred capital notes	7,861	21,598	(8,578)
Interest on Government deposits and deferred capital notes	(101,921)	(89,516)	(111,718)
Loss from financing activities before allowance for doubtful debts	**(94,060)**	**(67,918)**	**(120,296)**

Note 22 - Information on the basis of Nominal Historical Data for tax purposes (Cont.)

(c) Statements of Changes in Shareholders' Deficiency

	Share capital	Receipts account of shares	Accumulated deficit	Total
	(In thousands)			
Balance at January 1, 2002	220	91,893	(977,239)	(885,126)
Loss for the year	-	-	(128,934)	(128,934)
Balance at January 1, 2003	220	91,893	(1,106,173)	(1,014,060)
Loss for the year	-	-	(80,519)	(80,519)
Balance at January 1, 2004	220	91,893	(1,186,692)	(1,094,579)
Loss for the year	-	-	(102,601)	(102,601)
Balance at December 31, 2004	**220**	**91,893**	**(1,289,293)**	**(1,197,180)**

Comments:

The above nominal data provide the basis for the company's Adjustments Report for Tax Purposes, and are presented within these statements for that reason alone. These data are based on the company's accounting records that are maintained in nominal-historical shekels. The accounting policies that are applied in drawing-up and presenting the above nominal data are identical to those that serve as the basis for the drawing-up of the financial statements.

Note 23 - Other Information in Nominal Values

	Issued and Outstanding	
	2004	**2003**
Ordinary shares NIS 0.0001 par value	13,505	13,505
8% "A" Cumulative and Participating shares	195,768	195,768
7.5% "C" Cumulative Preferred shares linked to the exchange Of the U.S. Dollar convertible to NIS 0.042 par value (see Note 12)	10,500	10,500
	219,773	**219,773**